                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of April 2003

                                  ------------

                         (Commission File. No 0-30718).
                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                     Form 20-F    x         40-F
                                -----            -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                       Yes:                  No:    x
                            -----                 -----

                              SIERRA WIRELESS, INC.

                               2002 ANNUAL REPORT

                               UNITED STATES GAAP

                             REPORT TO SHAREHOLDERS

In a year that brought continued economic challenges, we strengthened our position as a leading provider of wireless data modems and enabling software, increased our revenues by 24%, and returned to profitability in the third and fourth quarters.

New Networks, New Products

One of 2002's major developments was the deployment of faster, more functional 2.5G wireless data networks by many of the world's wireless carriers. Long talked about, and now a reality, these new networks have significantly increased wireless data transmission speeds. The robust new protocols can deliver transmission rates that match or exceed those achieved with a land line dial-up connection--making Intranet, Internet, e-mail and a wide range of other applications highly functional on wirelessly equipped computing devices. With more ease and functionality comes greater adoption.

We were at the forefront of these developments, providing new products for the new networks. We began commercial volume shipments of five new, faster products in 2002: the Sierra Wireless AirCard 710 and AirCard 750 for use on GSM/GPRS networks, and the AirCard 550, the AirCard 555 and the SB555 embedded module for CDMA2000 1X networks.

Sierra Wireless World

While launching new products, we were also leveraging our leadership position in the North American market into other global markets. In Europe, where GPRS and GSM are the dominant network technologies, we received regulatory approval for the AirCard 750 and developed carrier channel relationships with Vodafone and Orange in the UK, KPN Mobile in the Netherlands, Telia in Sweden and Telefonica in Spain. We also signed five new European distribution agreements, and won our first major GPRS end-customer deployment. Together with Itronix, the maker of ruggedized GoBook(TM) notebook computers, and Vodafone, Europe's largest wireless carrier, we landed a large new supply agreement to provide wireless solutions to Transco--the UK's leading gas transporter. From a standing start at the beginning of 2002, European sales went on to deliver 7% of the year's revenues.

In the Asia Pacific region, we secured approvals for our new AirCard products, including Chinese MII regulatory approval for the AirCard 750. By year-end, we had deployed the AirCard 750 with a number of regional operators owned by China's 140-million subscriber strong China Mobile. We also launched the AirCard 750 with Hutchison Telecom in Hong Kong, StarHub in Singapore, and AIS in Thailand. In addition, we launched the AirCard 555 with China Unicom in China, Telstra in Australia and Telecom New Zealand. By year-end, the Asia Pacific region accounted for 6% of our revenues.

Closer to home, we continued to strengthen our lead in North America. We became the first wireless data modem provider to supply CDMA2000 1X PC Card modems to four leading North American CDMA carriers: Bell Mobility, Sprint PCS, TELUS Mobility and Verizon Wireless. We also launched the AirCard 710 on AT&T's GPRS network, and launched the AirCard 750 with T-Mobile in the U.S. and with Rogers AT&T Wireless in Canada. Revenues in the Americas represented 87% of our 2002 results.

Together, the combination of new products and new markets boosted revenues to $77.1 million in 2002 from $62.3 million in 2001, an increase of 24%.

Meeting the Challenges

Each of these achievements was hard won. 2002 was a challenging year for us and for our customers, with our key enterprise markets cutting spending in response to economic conditions. In June, we undertook a difficult restructuring of our own business to help turn things around.

It was also a year in which competition in the wireless data market was evolving. I'm pleased to report Sierra Wireless AirCard products fared well, continuing to lead the market. We competed by providing high performance products, teaming with partners for complete solutions, and delivering superb customer support--a combination that not only positioned us favorably with customers, but was also pivotal in our return to profitability in the second half of the year.

Where to Next?

In 2003, we plan to keep the momentum going with a continued focus on profitability and growth. Focus areas include sell-through with existing channels, the addition of new distribution channels, particularly in international markets, and investments in new growth initiatives. On the product front, we expect to leverage the investments that we have already made in 2.5G technologies to expand our product line.

In closing, I want to acknowledge the contribution of our employees in helping us respond to the challenges and opportunities of 2002. The many achievements of the year reflect the innovation, enthusiasm and hard work of everyone on Team Sierra Wireless. I also thank our shareholders for their continued confidence in us and in our mission, and our customers and partners around the world for helping make our products global market leaders. Together, we're making it a Sierra Wireless World.



/s/  David B. Sutcliffe
-----------------------

David B. Sutcliffe
Chairman and CEO








--------------------------------------------------------------------------------
Information on Sierra Wireless's products, customers and achievements can be found in our 2002 Annual Review. An electronic version is available on our website: www.sierrawireless.com. For a hard copy, please call 604-231-1100.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAS BEEN PREPARED IN ACCORDANCE WITH UNITED STATES GAAP AND IS EXPRESSED IN UNITED STATES DOLLARS.

OVERVIEW

We develop and market a broad range of single and multi-mode wireless data modems and enabling software for use with handheld computing devices, notebook computers and vehicle-based or monitoring applications.

In 2001, there was an overall economic slowdown that impacted our business. Our results for 2001 also were materially affected by the Chapter 11 filing for reorganization of Metricom, Inc. ("Metricom") with whom we had an agreement to supply approximately $33.0 million of our AirCard 400 for their Ricochet2 network, over a twelve-month period beginning in March 2001. As a result of these developments, we recorded a writedown of inventory of $11.0 million and a provision for doubtful accounts of $3.0 million in 2001.

During 2002, sales growth continued to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry. In the second quarter of 2002, we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. Restructuring and other costs amounted to $36.1 million. In the third quarter of 2002, we returned to profitability as a result of the growth in sales of 2.5G AirCard products through an expanded range of distribution channels and a reduction in operating expenses. In the fourth quarter of 2002, we remained profitable and adjusted our estimates of our restructuring and other costs from $36.1 million to $37.7 million. In addition, we settled our claims with Metricom resulting in a recovery of $1.8 million. During 2002, we commenced commercial shipment of our AirCard 550, AirCard 555, AirCard 710 and AirCard 750 next generation products.

As a result of a changing product mix and an increase in volume orders, our gross margin has trended down. We expect that our gross margin will fluctuate moderately as product mix varies from quarter to quarter and as a result of increased costs due to new product introductions. Our gross margin could decrease if we incur higher than anticipated production costs for these products. If we are unable to commit the necessary resources or are unable to deliver our products as required by the terms of our contracts, our customers may cancel these contracts. In that event, any costs incurred may not be recovered and we may incur additional costs.

REVENUE

We derive our revenue primarily from sales of our products to wireless communications service providers, original equipment manufacturers, resellers and through direct sales to end-users. We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of service, so long as collectibility is reasonably assured. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

COST OF GOODS SOLD

We outsource most of our manufacturing services to enable us to achieve greater efficiencies and economies of scale. We have been able to achieve savings in costs and improvements in efficiencies in 2002, and we will focus on further cost savings and efficiencies going forward. Since we outsource most of our manufacturing services, our cost of goods sold consists primarily of the direct costs of finished goods purchased from our outsource manufacturers, third-party royalties, warranty costs and an allocation of operating costs.

SALES AND MARKETING

Our sales and marketing expenses consist mainly of salaries, commissions, travel expenses, conferences, marketing materials and market development funding. Our sales programs rely, in part, on delivering products to end-users identified and cultivated through our relationships with wireless communications service providers, original equipment manufacturers and resellers. During 2002, we expanded our distribution channels in Europe and the Asia-Pacific region as part of our international growth objectives. We expect to continue to make significant and increased investments in these strategic areas during 2003.

RESEARCH AND DEVELOPMENT, NET

Since our incorporation in 1993, we have continued to invest in new generations of technology. We have funded our investment in research and development from our Initial Public Offering and Follow-on Offering, together with research and development funding, investment tax credits and operating cash flow. Our research and development expenses consist mainly of salaries, consulting costs and amortization, net of government research and development funding and investment tax credits, and are expensed as incurred. We expect our research and development expenses to continue to increase as we invest in next generation technology and develop new products, including those under our existing contracts.

ADMINISTRATION

Our administration costs consist mainly of salaries, professional fees, insurance, and general administration. We expect that these costs will increase as insurance premiums continue to increase and as we continue to build our information systems infrastructure as part of our international expansion and scaling for growth.

INCOME TAXES

Prior to 2000, we have recorded no provision for Canadian federal income taxes for any period since our incorporation. Through the end of fiscal 1997 we had recorded losses, and when we became profitable in 1998, we had sufficient net operating losses, investment tax credits or scientific research and development expenses in Canada to offset any federal income taxes that would otherwise be payable. During 2000, our taxable income in Canada was reduced through the utilization of scientific research and development expenses, and in the United States we had taxable income for the first time. This resulted in us having current and future taxes payable. In 2002, we incurred operating losses and we have recorded a recovery of income taxes previously paid.

We believe that it is more likely than not that we will realize our net deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment. We have not recognized any deferred tax assets in 2002.

RESULTS OF OPERATIONS

The following table sets forth our operating results for the three years ended December 31, 2002, expressed as a percentage of revenue:

                                                                  YEARS ENDED DECEMBER 31,
                                                                 2000        2001       2002
                                                               --------    --------    -------
Revenue....................................................      100.0%      100.0%     100.0%
Cost of goods sold.........................................       54.0        75.4       89.6
                                                               --------    --------    -------
Gross margin...............................................       46.0        24.6       10.4
                                                               --------    --------    -------
Expenses
  Sales and marketing......................................       18.4        20.4       15.0
  Research and development, net............................       24.0        27.1       19.3
  Administration...........................................       11.0        16.8        6.1
  Restructuring and other charges..........................          -           -       16.7
  Amortization.............................................        3.3         3.3        3.0
                                                               --------    --------    -------
                                                                  56.7        67.6       60.1
Loss from operations.......................................      (10.7)      (43.0)     (49.7)

Other income...............................................        7.4         3.7        0.2
                                                               --------    --------    -------
Loss before income taxes...................................       (3.3)      (39.3)     (49.5)

Income tax expense (recovery)..............................        2.5        (0.4)       4.5
                                                               --------    --------    -------
Net loss...................................................       (5.8)      (38.9)     (54.0)
                                                               ========    ========    =======

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. We expect sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry.

During the second quarter of 2002, we recorded restructuring and other costs of $36.1 million. We have reduced our workforce from 275 to 181 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring. The provisions related to our restructuring and other charges reflected many estimates which we revised during the last half of 2002, based on actual experience, resulting in a net charge of $1.6 million. Our restructuring and other costs for 2002 were $37.7 million. We have substantially completed implementation of our restructuring program at December 31, 2002.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1.9 million which was a result of faster than expected decline in sales of CDPD products. During 2002, we sold $1.2 million of products that had a written down net book value of nil.

Fixed assets impairment charges of $4.8 million consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The fixed assets have been written down to the current fair value for this type of equipment. The net reversal of the second quarter impairment charge was $0.5 million, of which $0.1 million was included in cost of sales, and related primarily to adjusting our estimates of equipment to be disposed of.

Intangible assets impairment charges of $3.0 million consisted of writedowns primarily for research and development licenses. The research and development licenses that are no longer required, have been written down to nil. In addition, our deferred tax asset valuation allowance has been increased by $3.8 million to record the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1.6 million, of which $0.1 million was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. At December 31, 2002, the workforce reduction provision of $1.5 million estimated in the second quarter, excluding the portion that was included in cost of sales, has been drawn down by cash payments of $1.3 million and a reversal of $0.2 million, resulting in an ending provision balance of $0.05 million. We expect the remaining provision to be substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements. We recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. Our provision at June 30, 2002 of $4.7 million has been drawn down by cash payments of $0.5 million and increased by an additional net charge of $0.3 million, resulting in a provision balance of $4.5 million at December 31, 2002. During the second half of 2002, real estate market conditions in our location softened, resulting in very little progress on our facilities restructuring. The remaining cash outlays of approximately $4.5 million related to the facilities restructuring are expected to be paid over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million include provisions for purchase commitments, a writedown of investments, and professional fees in connection with the restructuring activities. Our provision at June 30, 2002 of $0.8 million has been drawn down by non-cash reductions of $0.4 million, cash payments of $0.3 million, and an additional charge of $0.1 million resulting in a provision balance of $0.2 million at December 31, 2002. The additional charges relate to revised estimates for professional fees. The remaining provision is expected to be substantially drawn down by March 31, 2003. The remaining cash outlays of approximately $0.2 million related to other costs are expected to be substantially paid by April 30, 2003 and will also be funded from available sources of liquidity.

During the second quarter of 2001, one of our customers Metricom, Inc. refused shipments and subsequently filed for a Chapter 11 reorganization under the U.S. bankruptcy laws. In 2002, we negotiated a settlement with the reorganized debtor and will receive $1.8 million. The recovery of $1.8 million is recorded in the determination of our net loss for 2002.

In 2001, in addition to the financial impacts from Metricom's bankruptcy, there was also an overall economic slowdown that impacted our business. As a result of these developments, we recorded a writedown of inventory of $11.0 million and a provision for doubtful accounts of $3.0 million in 2001.

The adjusted information provided below for the years ended December 31, 2002 and December 31, 2001 excludes these charges.

REVENUE

Revenue amounted to $77.1 million in 2002, compared to $62.3 million in 2001, an increase of 23.7%. Included in our revenue was research and development funding of $3.7 million in 2002, compared to $2.6 million in 2001. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region. We commenced commercial shipment of our AirCard 550, AirCard 555, AirCard 710, and AirCard 750 next generation products during 2002. Our revenue by product and by distribution channel was:

                                                         YEARS ENDED DEC. 31,
                                                         --------------------
                                                           2001         2002
                                                           ----         ----
Revenue by product
        AirCard...........................................   62%         58%
        OEM...............................................   15          25
        Mobile............................................   13          10
        Other.............................................   10           7
                                                           -----       -----
                                                            100%        100%
                                                           =====       =====

Revenue by distribution channel
        Wireless carriers.................................   31%         43%
        OEM...............................................   17          25
        Resellers.........................................   44          25
        Direct and Other..................................    8           7
                                                           -----       -----
                                                            100%        100%
                                                           =====       =====

87% of our product revenue was earned in North America, 7% in Europe and 6% in the Asia-Pacific region, compared to 97%, nil, and 3%, respectively, in 2001.

GROSS MARGIN

Gross margin amounted to $8.0 million in 2002, compared to $15.3 million in 2001. Included in our gross margin was research and development funding of $3.7 million in 2002, compared to $2.6 million in 2001. During the year our gross margin was negatively affected as we recorded restructuring and other charges of $20.8 million. As a result of the funding and charges, our gross margin percentage decreased to 10.4% of revenue in 2002, compared to 24.6% of revenue in 2001. Our adjusted gross margin, excluding restructuring and other charges and research and development funding, amounted to $25.1 million in 2002, compared to adjusted gross margin of $23.7 million in 2001. Our adjusted gross margin percentage decreased to 34.2% in 2002, compared to 39.6% in 2001. This decrease was a result of changes in our product mix and new product introduction costs.

SALES AND MARKETING

Sales and marketing expenses amounted to $11.6 million in 2002, compared to $12.7 million in 2001, a decrease of 9.1%. This decrease was due primarily to cost reductions under our restructuring plan. In addition, some costs related to the initial introduction of new products for 2.5G wireless networks and entry into the Europe and Asia-Pacific regions occurred in the prior year. Sales and marketing expenses as a percentage of revenue amounted to 15.0% in 2002, compared to 20.4% in 2001.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $14.9 million in 2002, compared to $16.9 million in 2001, a decrease of 11.9%. Research and development expenses in 2002 decreased due primarily to cost reductions under our restructuring plan. Gross research and development expenses, before government research and development funding and investment tax credits, were $16.8 million or 21.8% of revenue in 2002, compared to $19.4 million or 31.2% of revenue in 2001.

ADMINISTRATION

Administration expenses amounted to $4.7 million in 2002, compared to $10.5 million in 2001. Adjusted administration expenses were $6.5 million in 2002, excluding the Metricom recovery of $1.8 million, compared to adjusted administration expenses of $7.5 million, excluding the $3.0 million provision for doubtful accounts in 2001. This decrease of 12.7% is due primarily to cost reductions under our restructuring plan. Adjusted administration expenses as a percentage of revenue amounted to 8.4% in 2002 compared to 12.0% in 2001.

OTHER INCOME

Other income decreased to $0.2 million in 2002, compared to $2.3 million in 2001. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

INCOME TAX EXPENSE (RECOVERY)

Income tax expense amounted to $3.5 million in 2002, compared to an income tax recovery of $0.3 million in 2001. Adjusted income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million in 2002, compared to an income tax recovery of $0.3 million. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Our net loss amounted to $41.7 million in 2002, compared to a net loss of $24.3 million in 2001. Our adjusted net loss amounted to $5.8 million, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million, in 2002, compared to an adjusted net loss of $10.3 million in 2001. Our loss per share amounted to $2.56 in 2002, compared to a loss per share of $1.50 in 2001. Our adjusted loss per share was $0.35 in 2002, compared to an adjusted loss per share of $0.64 in 2001. The weighted average number of shares outstanding increased to 16.3 million in 2002, as compared to 16.1 million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

During the year ended December 31, 2001, we recorded a provision for excess inventory of $11.0 million and a provision for doubtful accounts of $3.0 million. In the year ended December 31, 2000, we recorded charges amounting to $0.8 million, related to the acquisition of the Qualcomm CDMA data modules business. The adjusted information provided below excludes these charges.

REVENUE

Revenue amounted to $62.3 million in 2001, compared to $53.8 million in 2000, an increase of 15.9%. Included in our revenue was research and development funding of $2.6 million in 2001, compared to $0.3 million in 2000. The increase was a result of strong growth in our base business, including CDPD AirCards and original equipment modules (OEM), as well as the introduction of new products. In accordance with our supply agreement with Metricom, we were to supply approximately $33.0 million of our AirCard 400 over a twelve-month period beginning March 2001 for Metricom's Ricochet2 network. In the first quarter of 2001, we commenced commercial shipments of our AirCard 400 to Metricom. On July 2, Metricom filed for Chapter 11 reorganization, and as a result, we ceased further manufacturing and sales of our AirCard 400. Our total revenue for the year from sales to Metricom amounted to approximately $4.5 million, the balance of the revenue for the year that was expected under the supply agreement was lost, and we ceased operations on the Ricochet2 network standard. We had expected to commence commercial shipment of our AirCard 555 to Verizon in the fourth quarter. We decided to delay the commencement of commercial volume shipments of this product, and this had a material impact on our revenue for the fourth quarter. Our revenue by product segment for 2001 was Aircards 62%, Mobile 13%, OEM 15% and Other 10%, compared to 47%, 18%, 30% and 5%, respectively, in 2000. Our revenue by distribution channel for 2001 was Resellers 44%, Wireless carriers 31%, OEM 17% and Direct and Other 8%, compared to 39%, 21%, 32% and 8%, respectively, in 2000. In 2001, 92% of our revenue was earned in the United States, compared to 78% in 2000.

GROSS MARGIN

Our gross margin amounted to $15.3 million in 2001, compared to $24.7 million in 2000. Included in our gross margin was research and development funding of $2.6 million in 2001, compared to $0.3 million in 2000. During the year, our gross margins were negatively affected as we recorded a charge of $11.0 million to provide for excess inventory as a result of the Metricom Chapter 11 filing and our assessment of demand. As a result of the funding and these charges, our gross margin percentage decreased to 24.6% of revenue in 2001, compared to 46.0% of revenue in 2000. Our adjusted gross margin, excluding the provision for excess inventory and research and development funding, amounted to $23.7 million in 2001, compared to $24.4 million in 2000. Our adjusted gross margin percentage decreased to 39.6% in 2001, compared to 45.6% in 2000. This decrease was a result of changes in our product and pricing mix and new product introduction costs.

SALES AND MARKETING

Our sales and marketing expenses increased significantly in 2001 and amounted to $12.7 million in 2001, compared to $9.9 million in 2000, an increase of 28.4%. This increase was due to increased sales and marketing initiatives related to the introduction of new products for 2.5G wireless networks. In addition, we continued our market entry activities in Europe and the Asia-Pacific region. Sales and marketing expenses as a percentage of revenue amounted to 20.4% in 2001, compared to 18.4% in 2000.

RESEARCH AND DEVELOPMENT, NET

Research and development expenditures, net of conditionally repayable government research and development funding and investment tax credits, amounted to $16.9 million in 2001, compared to $12.9 million in 2000, an increase of 31.2%. Research and development expenses in 2001 increased due to costs relating to the development of new products based on the CDMA and GPRS standards. Research and development expenses, before government research and development funding and investment tax credits, were $19.4 million or 31.2% of revenue in 2001, compared to $13.6 million or 25.3% of revenue in 2000.

ADMINISTRATION

Administration expenses amounted to $10.5 million in 2001, compared to $5.9 million in 2000, an increase of 76.8%. During the year, we increased our provision for doubtful accounts by $3.0 million, as a result of the Metricom Chapter 11 filing. Our adjusted administration expenses were $7.5 million compared to $5.9 million in 2000. This increase is due to investment in people, systems and infrastructure to support our operations growth and to scale for volume and international expansion. Adjusted administration expenses as a percentage of revenue amounted to 12.0% in 2001, compared to 11.0% in 2000.

OTHER INCOME

Other income decreased to $2.3 million in 2001, compared to $4.0 million in 2000. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

NET LOSS

Our net loss amounted to $24.3 million in 2001, compared to a net loss of $3.1 million in 2000. Our adjusted net loss amounted to $10.3 million in 2001, compared to an adjusted net loss of $2.3 million. Our loss per share amounted to $1.50 in 2001, compared to a loss per share of $0.20 in 2000. Our adjusted loss per share was $0.64 in 2001, compared to an adjusted loss per share of $0.15 in 2000. The weighted average number of shares outstanding increased to 16.1 million in 2001 as compared to 15.3 million in 2000.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUE

Revenue amounted to $53.8 million in 2000, compared to $24.0 million in 1999, an increase of 124.6%. Included in our revenue was research and development funding of $0.3 million in 2000, compared to nil in 1999. The increase was a result of strong growth in our base business, including CDPD AirCards and original equipment modules (OEM), as well as the introduction of new products. In the second quarter, we acquired the CDMA module business, including its module inventory, manufacturing and customer commitments from Qualcomm Incorporated, and commenced shipment of these products. In the fourth quarter, we commenced commercial shipment of the AirCard 510. Our revenue by product segment for 2000 was Aircards 47%, Mobile 18%, OEM 30% and Other 5%, compared to 39%, 47%, 7% and 7%, respectively, in 1999. Our revenue by distribution channel for 2000 was Resellers 39%, Wireless carriers 21%, OEM 32% and Direct and Other 8%, compared to 46%, 28%, 13% and 13%, respectively, in 1999.

GROSS MARGIN

Our gross margin amounted to $24.7 million in 2000, compared to $12.2 million in 1999. Included in our gross margin was research and development funding of $0.3 million in 2000, compared to nil in 1999. Our gross margin percentage decreased to 45.6% of revenue in 2000, excluding the research and development funding, compared to 51.0% of revenue in 1999. This decrease was a result of changing product mix and an increase in volume orders and new product introduction costs.

SALES AND MARKETING

Our sales and marketing expenses increased significantly in 2000 and amounted to $9.9 million in 2000, compared to $5.1 million in 1999, an increase of 94.4%. This increase was due to sales and marketing initiatives and the additional personnel costs associated with implementing these initiatives in order to increase awareness of our company and sales of our products. In addition, we undertook market entry activities in Europe and the Asia-Pacific region. Sales and marketing expenses as a percentage of revenue amounted to 18.4% in 2000, compared to 21.3% in 1999.

RESEARCH AND DEVELOPMENT, NET

Research and development expenditures, net of conditionally repayable government research and development funding and investment tax credits, amounted to $12.9 million in 2000, compared to $4.1 million in 1999, an increase of 212.5%. Research and development expenses in 2000 increased due to costs relating to the development of new products based on the Ricochet, CDMA, EDGE and GPRS standards. Research and development expenses, before government research and development funding and investment tax credits, were $13.6 million or 25.3% of revenue in 2000, compared to 17.2% of revenue in 1999.

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ADMINISTRATION

Administration expenses amounted to $5.9 million in 2000, compared to $1.4 million in 1999. This increase is due to investment in people, systems and infrastructure to support our operations growth, international expansion, an increase in our allowance for doubtful accounts and costs associated with being publicly listed in both the U.S. and Canada.

OTHER INCOME

Other income increased to $4.0 million in 2000, compared to $1.3 million in 1999. This increase is a result of the investment of surplus funds resulting from our initial and secondary public offerings in 1999 and 2000.

NET EARNINGS (LOSS)

Our net loss amounted to $3.1 million in 2000, compared to net earnings of $3.2 million in 1999. Our loss per share amounted to $0.20 in 2000, compared to diluted earnings per share of $0.23 in 1999. The weighted average number of shares outstanding, on a diluted basis, increased to 15.3 million in 2000, principally as a result of our secondary public offering, as compared to 13.9 million in 1999.


CONTINGENT LIABILITIES

In July 2001, we learned that Metricom, one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13.7 million. Metricom objected to that claim asserting that all but $2.3 million should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1.9 million made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10.3 million and Metricom agreed to dismiss the preference claims. We will receive a settlement of $1.8 million that has been included in the determination of our net loss for 2002.

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We have assessed the complaint and have determined that there has been no infringement of the patents referred to in this claim and that the claim is invalid. We have filed our response to the complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.


SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. Development and deployment of these new technologies by the wireless industry and development of our new products have been affected by various delays. As of the end of the first quarter of 2002, commercial volume deliveries to Verizon Wireless had commenced. During the second quarter, we reported that we continued to experience delays in completion of the new product approval process on the AT&T Wireless network and we suspended the AT&T Wireless order from our backlog. During the third quarter, we completed amendments to our supply agreement with AT&T Wireless that reduced volume commitments to total approximately $6.5 million, AT&T Wireless granted commercial acceptance of the AirCard 710, and volume shipments of the AirCard 710 to AT&T Wireless commenced. During the fourth quarter of 2002, we commenced commercial volume deliveries to Sprint PCS.

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CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

During the year ended December 31, 2002, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements, or make changes to existing accounting policies. Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

     - We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.

     - We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, an additional inventory writedown may be required.

     - We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However if their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax asset would be charged to income.

     - We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

          An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

          Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

     - We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

     - We recorded a lease provision by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in our provision may be required.

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LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we did not have any off-balance sheet finance or special purpose entities. During the year ended December 31, 2002, we entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases and commitments are disclosed in the consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

In May 2000, we completed a new issue and secondary public offering in the United States and Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately $65.8 million. The net proceeds from the secondary public offering were used for continuing research and development, sales and marketing initiatives, strategic investments and working capital.

In May and June 1999, we completed an initial public offering in Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately Cdn.$42.5 million. The net proceeds from the initial public offering were used for continuing research and development, sales and marketing initiatives and working capital.

We have continued to utilize these financings to fund our operations and have generated positive cash flow in the second half of 2002. Therefore, we have had no requirement to date to return to the capital markets for additional funding.

Prior to our initial public offering in 1999, our operations and growth were funded by cash flow from operations, private placements of our equity, research and development funding and an operating line of credit.

Cash used by operations amounted to $4.7 million in 2002 compared to $21.1 million in 2001, an improvement of $16.4 million. The use of cash during 2002 was due mainly to our operating loss, restructuring costs and changes in working capital. Cash used for capital expenditures was $2.2 million in 2002, compared to $10.5 million in 2001, and was primarily for research and development equipment and leasehold improvements. Expenditures on intangible assets were $1.4 million in 2002, compared to $3.3 million in 2001 and were primarily for license fees.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

     - Net cash and short-term investments amounted to $34.8 million at December 31, 2002 compared to $44.0 million at December 31, 2001.

     - Accounts receivable amounted to $13.9 million at December 31, 2002 compared to $10.5 million at December 31, 2001.

     - During 2002, we increased our operating line of credit with a Canadian chartered bank. The available facility was increased to $10.0 million from $0.9 million (Cdn.$1.5 million). The expanded facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At December 31, 2002, there were no borrowings under this line of credit.


MARKET RISK DISCLOSURE

During the year ended December 31, 2002, 78% of our revenue was earned from United States-based customers compared to 92% in the year ended December 31, 2001. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As a result of the adoption of U.S. dollars as our currency of measurement in the year ended December 31,

1999, our foreign currency risk has changed from U.S. dollar denominated monetary assets and liabilities to non-U.S. dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the U.S. dollar. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific has been minimal as such transactions have not been material to date. During 2002, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific that are denominated primarily in US dollars. We expect that, as our business expands in Europe, we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133 is not material to our financial results.


RELATED PARTY TRANSACTIONS

During 2002, there were no material related party transactions.


FORWARD-LOOKING STATEMENTS

Our annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this annual report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this annual report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.


RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER OUR MARGINS AND REVENUES WILL BE NEGATIVELY IMPACTED.

     Since late 1999, we have entered into significant supply contracts with AT&T Wireless Services ("AT&T"), Sprint PCS and Verizon Wireless. Our right to receive revenues under these contracts depends upon our ability to manufacture and supply products that meet defined specifications. As of the end of 2002, commercial volume deliveries to AT&T, Sprint PCS and Verizon Wireless had commenced. In order to realize the benefits of these agreements, we will have to continue to successfully manage the following risks:

         - We priced these contracts based on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease or these contracts may not be as profitable.

         - If we are unable to continue to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, any costs incurred may not be recovered and we may incur additional costs as penalties.

         - If we fail to meet a delivery deadline or if the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, we may be liable to pay damages to the customer, or volume commitments may be reduced.

     If we are unable to successfully manage these risks or meet required deadlines in connection with one or more significant contracts, our reputation could be harmed and our margins and revenues could decrease.

OUR PAST REVENUE GROWTH RATES AND OTHER OPERATING RESULTS MAY NOT BE ACCURATE INDICATORS OF OUR FUTURE PERFORMANCE.

     Although our revenues have increased year-over-year, we may not be able to sustain these historical growth rates. We may not achieve or sustain profitability in the future, and as a result, our share price may decline.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND WE MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products that have not been commercially tested to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

          -    Our ability to attract and retain skilled technical employees.

          -    The availability of critical components from third parties.

          - Our ability to successfully complete the development of products in a timely manner.

          - Our ability to manufacture products at an acceptable price and quality.

     A failure by us or our suppliers in any of these areas, or a failure of these products to obtain commercial acceptance, could mean we are unable to recover our research and development expenses and could result in a decrease in our market share and our revenues.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS FOR ANY GIVEN PRODUCT AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which may further decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, with respect to the manufacture of our current products, we currently rely on three manufacturers, any one of whom may terminate the manufacturing contract with us annually. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

          -    The absence of guaranteed manufacturing capacity.

          - Reduced control over delivery schedules, production yields and costs.

          - Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

WE HAVE A CUSTOMER CONCENTRATION RISK, AS A FEW CUSTOMERS REPRESENT A SIGNIFICANT PORTION OF OUR EXPECTED FUTURE REVENUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues could decline, perhaps materially.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     Demand for one or all of these products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our results of operations to decline and harm our financial condition.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES. IF THESE SERVICES ARE NOT DEPLOYED AS ANTICIPATED, CONSUMERS WILL BE UNABLE TO USE OUR PRODUCTS, AND OUR SALES AND REVENUES WILL DECLINE.

     Our customers can only use our products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, especially the successful deployment by AT&T Wireless Services, Sprint PCS and Verizon Wireless of networks for which we have developed products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our results of operations will be harmed.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY DAMAGE OUR ABILITY TO RETAIN KEY PERSONNEL AND TO COMPETE EFFECTIVELY.

     Our revenues have increased from approximately $9.3 million in 1997 to $77.1 million in 2002 and our number of employees has more than doubled during that period. Our growth has placed significant demands on our management and other resources. Our future success will depend on our ability to manage our growth, including:

          - Continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees.

          -    Maintaining and growing manufacturing capacity.

          -    Developing new products in a timely manner.

          - Improving and upgrading our financial and management information systems and controls.

     If we are unable to manage our growth effectively, our ability to retain key personnel and to compete effectively may be damaged.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

          - We may be liable for damages and litigation costs, including attorneys' fees.

          - We may be prohibited from further use of the intellectual property.

          - We may have to license the intellectual property, incurring licensing fees.

          - We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

          - Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries.

          -    Undetected misappropriation of our intellectual property.

          - The substantial legal and other costs of protecting and enforcing our rights in our intellectual property.

          -    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

          -    The timing of releases of our new products.

          -    The timing of substantial orders.

          -    Possible seasonal fluctuations in demand.

          - Possible delays in the manufacture or shipment of current or new products.

          -    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

POTENTIAL ACQUISITIONS MAY RESULT IN INCREASED EXPENSES AND DIVERT MANAGEMENT'S ATTENTION.

     In the past, our strategy has included expanding our operations and business through strategic acquisitions of businesses and products. We may continue to pursue this strategy in order to further expand our business. Acquisitions involve a number of risks, including:

          - Diversion of management's attention during the acquisition process.

          - Impact on our financial condition due to the timing of the acquisition.

          - The failure of the acquired business to achieve anticipated revenue levels, cost savings or other synergies.

     If realized, these risks could result in substantial costs and disrupt our operations. In addition, acquisitions could result in issuances of securities that may dilute the value of our common shares.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Approximately 78% of all of our sales are in United States dollars to United States-based customers. We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy to cover our Canadian currency requirements. During 2002, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

          - Increased credit management risks and greater difficulties in collecting accounts receivable.

          - Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers.

          - Uncertainties of laws and enforcement relating to the protection of intellectual property.

          -    Language barriers.

          -    Potential adverse tax consequences.

     Furthermore, if we are unable to develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE WIRELESS DATA COMMUNICATIONS DEVICES MARKET DECLINES.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.

     Certain factors that may limit the growth of the market include, but are not limited to, failure of carriers to successfully deploy new services on schedule or the failure of the services to achieve satisfactory price and performance conditions.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

                   MANAGEMENT'S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.


/s/  David B. Sutcliffe                                  /s/  Peter W. Roberts

David B. Sutcliffe                                       Peter W. Roberts
Chairman and Chief Executive Officer                     Chief Financial Officer
January 22, 2003


                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with accounting principles generally accepted in the United States of America.

On January 22, 2003, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/  KPMG LLP

Chartered Accountants
Vancouver, Canada
January 22, 2003

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
   (Expressed in thousands of United States dollars, except per share amounts)
          (Prepared in accordance with United States generally accepted accounting principles (GAAP))

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                   ----------------------------------
                                                                                      2000        2001         2002
                                                                                   ---------   ---------    -------
Revenue.........................................................................    $ 53,801    $ 62,348     $ 77,130
Cost of goods sold..............................................................      29,067      47,035       69,132
                                                                                    --------    --------     --------
Gross margin....................................................................      24,734      15,313        7,998
                                                                                    --------    --------     --------
Expenses:
  Sales and marketing...........................................................       9,907      12,726       11,564
  Research and development, net (note 13).......................................      12,887      16,902       14,896
  Administration................................................................       5,915      10,460        4,708
  Restructuring and other charges (note 3)......................................          --          --       12,869
  Amortization..................................................................       1,754       2,084        2,331
                                                                                    --------    --------     --------
                                                                                      30,463      42,172       46,368
                                                                                    --------    --------     --------
Loss from operations............................................................      (5,729)    (26,859)     (38,370)
Other income....................................................................       3,974       2,317          170
                                                                                   ---------   ---------    ---------
Loss before income taxes........................................................      (1,755)    (24,542)     (38,200)
Income tax expense (recovery) (note 12).........................................       1,363        (273)       3,463
                                                                                    --------    --------    ---------
Net loss........................................................................     $(3,118)   $(24,269)    $(41,663)
                                                                                    ========    ========    =========

Loss per share (note 14):
  Basic.........................................................................    $  (0.20)   $  (1.50)    $  (2.56)
  Diluted.......................................................................    $  (0.20)   $  (1.50)    $  (2.56)
                                                                                    ========    ========     ========


See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                                                    DECEMBER 31,
                                                                                                    ------------
                                                                                                 2001        2002
                                                                                                 ----        ----
ASSETS
Current assets:
  Cash and cash equivalents.................................................................  $  12,085   $   34,841
  Short-term investments....................................................................     31,879          --
  Accounts receivable, net of allowance for doubtful
     accounts of $3,068 (2001-- $5,169).....................................................     10,504       13,865
  Inventories (note 5)......................................................................     25,591        6,673
  Deferred income taxes (note 12)...........................................................        224          --
  Prepaid expenses..........................................................................      1,180          864
                                                                                              ---------   ----------
                                                                                                 81,463       56,243
Fixed assets (note 6).......................................................................     14,694        7,198
Deferred income taxes (note 12).............................................................      4,030          500
Intangible assets (note 7)..................................................................     10,054        6,907
Other.......................................................................................        483          241
                                                                                              ---------   ----------
                                                                                              $110,724    $   71,089
                                                                                              ========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................................  $    4,356  $    3,017
  Accrued liabilities.......................................................................      12,555      12,431
  Deferred revenue and credits..............................................................       1,050         297
  Current portion of long-term liabilities..................................................         341      2,803
  Current portion of obligations under capital lease........................................         947         831
                                                                                              ----------  ----------
                                                                                                  19,249      19,379
Long-term liabilities (note 8)..............................................................         671       2,896
Obligations under capital lease (note 9)....................................................         761          60
Shareholders' equity:
  Share capital (note 10)
     Authorized
       Unlimited number of common and preference shares with no par value
     Common shares, 16,345,396 (2001 - 16,185,770) issued and outstanding ..................     122,673     123,047
  Deficit...................................................................................     (31,901)    (73,564)
  Accumulated other comprehensive income
     Cumulative translation adjustments.....................................................        (729)       (729)
                                                                                              ----------- -----------
                                                                                                  90,043      48,754
                                                                                              ----------  ----------
                                                                                              $  110,724  $   71,089
                                                                                              ==========  ==========

Commitments and contingencies (note 15)

See accompanying notes to consolidated financial statements.


            /s/  David B. Sutcliffe                          /s/  S. Jane Rowe

            DAVID B. SUTCLIFFE                               S. JANE ROWE
            Director                                         Director

                              SIERRA WIRELESS, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
   (Expressed in thousands of United States dollars, except number of shares)
                (Prepared in accordance with United States GAAP)


                                                                                            ACCUMULATED
                                                       COMMON SHARES                           OTHER
                                                   ----------------------                  COMPREHENSIVE
                                                    NUMBER         AMOUNT       DEFICIT    INCOME (LOSS)     TOTAL
                                                   --------       --------     ---------   -------------    --------
Balance December 31, 1999.................        14,216,395    $    52,936   $   (4,514)  $     (729)   $    47,693
Net and comprehensive loss................               --              --       (3,118)          --         (3,118)
Issued for cash (note 10).................         1,461,106         65,634           --           --         65,634
Warrants exercised........................            55,555            259           --           --            259
Returned to treasury......................           (47,618)            --           --           --             --
Stock option exercises....................            24,137            664           --           --            664
Tax benefit of share issue costs..........                --          2,681           --           --          2,681
                                                 -----------    -----------   ----------   ----------    -----------
Balance December 31, 2000.................        16,009,575        122,174       (7,632)        (729)       113,813
Net and comprehensive loss................               --              --      (24,269)          --        (24,269)
Stock option exercises....................           176,195            499           --           --            499
                                                      -------   -----------   ----------   ----------    -----------
Balance December 31, 2001.................        16,185,770        122,673      (31,901)        (729)        90,043
Net and comprehensive loss................                --             --      (41,663)          --        (41,663)
Stock option exercises....................           159,626            374           --           --            374
                                                 ------------   -----------   ----------   ----------    -----------
Balance December 31, 2002.................        16,345,396    $   123,047   $  (73,564)  $     (729)   $    48,754
                                                 ===========    ===========   ==========   ==========    ===========






See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                    ------------------------
                                                                                2000         2001         2002
                                                                             ---------    ---------    -------
Cash flows from operating activities:
  Net loss................................................................... $  (3,118)   $ (24,269)   $ (41,663)
  Adjustments to reconcile net loss to net
     cash provided by operating activities
     Amortization............................................................     3,068        6,661        6,788
     Non-cash restructuring and other charges................................        --           --       28,593
     Loss on disposal........................................................        --           --          597
     Expense in-process research and development costs.......................     1,000           --           --
     Deferred income taxes...................................................       448          (15)       3,754
     Accrued warrants........................................................        --          671          481
  Changes in operating assets and liabilities
     Accounts receivable.....................................................   (17,646)      12,084       (3,361)
     Inventories.............................................................    (5,644)     (13,031)       2,517
     Prepaid expenses........................................................      (943)          59          159
     Accounts payable........................................................     7,237       (6,945)      (1,339)
     Accrued liabilities.....................................................     7,069        3,420         (463)
     Deferred revenue and credits............................................       559          300         (753)
                                                                              ---------    ---------    ----------
  Net cash used in operating activities......................................    (7,970)     (21,065)      (4,690)

Cash flows from investing activities:
  Business acquisitions (note 4).............................................    (7,250)          --           --
  Proceeds on disposal.......................................................        --           --          338
  Purchase of fixed assets...................................................    (6,692)     (10,523)      (2,219)
  Increase in intangible assets..............................................    (3,118)      (3,328)      (1,431)
  Increase in other assets...................................................      (340)        (143)          --
  Purchase of short-term investments.........................................  (212,438)     (69,411)     (14,662)
  Proceeds on maturity of short-term investments.............................   140,294      109,676       46,541
                                                                              ---------    ---------    ---------
  Net cash provided by (used in) investing activities........................   (89,544)      26,271       28,567

Cash flows from financing activities:
  Issue of common shares.....................................................    66,557          499          374
  Increase in long-term liabilities..........................................        --          255           --
  Repayment of long-term liabilities.........................................      (744)        (766)      (1,495)
                                                                              ----------   ----------   ----------
  Net cash provided by (used in) financing activities........................    65,813          (12)      (1,121)
                                                                             ----------   -----------  -----------

Net increase (decrease) in cash and cash equivalents.........................   (31,701)       5,194       22,756
Cash and cash equivalents, beginning of year.................................    38,592        6,891       12,085
                                                                              ---------    ---------    ---------
Cash and cash equivalents, end of year....................................... $   6,891    $  12,085    $  34,841
                                                                              =========    =========    =========

See supplementary information (note 16)

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 2000, 2001 and 2002
   (Expressed in thousands of United States dollars, except per share amounts and number of shares)
                (Prepared in accordance with United States GAAP)


1.   NATURE OF OPERATIONS

We were incorporated under the Canada Business Corporations Act on May 31, 1993. Our principal business activities include developing, manufacturing, marketing, selling and supporting a broad range of single and multi-mode wireless data modems and enabling software for use with handheld computing devices, notebook computers and vehicle-based or monitoring applications.

2.   SIGNIFICANT ACCOUNTING POLICIES

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a)  PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless SRL, Sierra Wireless (UK) Limited and Sierra Wireless ULC from their respective dates of formation. We have eliminated all significant intercompany balances and transactions.

(b)  USE OF ESTIMATES

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of fixed assets, deferred income taxes and intangible assets, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)  CASH EQUIVALENTS

Cash equivalents include short-term deposits, which are all highly liquid marketable securities having a term to maturity of three months or less when acquired. We value our short-term deposits at cost.

(d)  SHORT-TERM INVESTMENTS

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as a separate component of shareholders' equity. There were no significant unrealized holding gains or losses on available-for-sale securities during the three-year period ending December 31, 2002.

(e)  INVENTORIES

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)  RESEARCH AND DEVELOPMENT

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed".

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)  FIXED ASSETS

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

             Furniture and fixtures....................................................     5 years
             Research and development equipment........................................     3 years
             Tooling...................................................................     3 years
             Software..................................................................     3-5 years
             Office equipment..........................................................     5 years

We amortize leasehold improvements on a straight-line basis over the lesser of their useful lives or lease terms.

(h)  INTANGIBLE ASSETS

PATENTS
Consideration paid for the patents is amortized on a straight-line basis over three to five years commencing with the date the patents are granted.

LICENSE FEES
Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

INTELLECTUAL PROPERTY
Consideration paid for intellectual property is amortized on a straight-line basis over three years.

(i)  INCOME TAXES

We account for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

(j)   STOCK-BASED COMPENSATION

We have elected under FAS No. 123, "Accounting for Stock-based Compensation", to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net loss and loss per share would have been as follows:

                                                                                          YEARS ENDED DECEMBER 31,
                                                                                    --------------------------------
                                                                                       2000        2001         2002
                                                                                    ---------   ---------    -------
Net loss:
  As reported.....................................................................   $ (3,118)   $ (24,269)  $  (41,663)
  Less:  Total stock-based employee compensation expense
       determined under fair value based method for all awards....................     (5,575)     (10,426)      (7,817)
                                                                                    ----------  -----------  -----------
  Pro forma.......................................................................   $ (8,693)   $ (34,695)  $  (49,480)
                                                                                    ==========  ===========  ===========

Basic and diluted loss per share:
  As reported.....................................................................   $ (0.20)    $ (1.50)    $  (2.56)
  Pro-forma.......................................................................     (0.57)      (2.15)       (3.03)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                         -----------------------------
                                                                                            2000       2001       2002
                                                                                         ---------  ---------  -------
Expected dividend yield.............................................................            0          0          0
Expected stock price volatility.....................................................          106%       107%       107%
Risk-free interest rate.............................................................         5.67%      4.88%      4.48%
Expected life of options............................................................       4 years    4 years    4 years

The fair value of stock options granted during the year was $4.58 (2001 - $15.04, 2000 - $38.85).

(k) REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(l)  WARRANTY COSTS

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(m)  MARKET DEVELOPMENT COSTS

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Products)".

(n)  SHARE ISSUE COSTS

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(o)  IMPAIRMENT OF LONG-LIVED ASSETS

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(p)  EARNINGS (LOSS) PER COMMON SHARE

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(q)  COMPREHENSIVE INCOME

Under FAS No. 130, "Reporting Comprehensive Income", we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) comprise the foreign currency cumulative translation adjustments. Comprehensive income (loss) is presented in the consolidated statements of shareholders' equity.

(r)  INVESTMENT TAX CREDITS

Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.

(s)  COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(t)  RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS No. 148"), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS No. 148 is effective for fiscal years ending after December 15, 2002 with earlier application permitted. We have adopted the disclosure provisions of FAS No. 148 in our consolidated financial statements.

In November 2002, FASB issued Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables. In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact of this accounting pronouncement on our financial results.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"), which addresses accounting and reporting for costs associated with exit or disposal activities. FAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. FAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, FAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. FAS No.146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), that replaces FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and certain other specified items, including those to be disposed of by sale, including discontinued operations. FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less costs to sell. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. FAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has adopted FAS No. 144 which had no material effect on the Company's financial results.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Currently, we do not believe that the adoption of this accounting pronouncement will impact our financial results.

In August 2001, the FASB issued FAS No. 141, "Business Combinations" and FAS No. 142, "Goodwill and Other Intangible Assets". Use of the pooling-of-interests method is prohibited. FAS No. 142 changes the accounting for goodwill from an amortization method to an annual impairment test and is required to be applied prospectively effective January 1, 2002. Under this standard, we will be required to perform an initial benchmark test of impairment within six months of adoption and subsequent annual tests of impairment will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value. FAS No. 141 is effective for all business combinations initiated after June 30, 2001. The Company has adopted FAS No. 141 and FAS No. 142 which had no material effect on the Company's financial results.

3.  RESTRUCTURING AND OTHER CHARGES

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. This restructuring program included a write down of inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to facilities and other assets, and an increase in our deferred tax asset valuation allowance. We have substantially completed implementation of our restructuring program at December 31, 2002.

During 2002, we recorded restructuring and other charges of $37,707, a net increase of $1,576 from our original estimate. The details of the restructuring and other charges at June 30, 2002 and changes from that date follow.

During the second quarter of 2002, we recorded restructuring and other charges of $36,131 as follows:


Inventory writedown                                                                                  $16,705
Fixed assets writedown                                                                                 4,824
Intangible assets writedown                                                                            3,064
Facilities restructuring                                                                               4,696
Deferred tax asset reduction                                                                           3,754
Workforce reduction                                                                                    1,616
Other                                                                                                  1,472
                                                                                                     -------
Total restructuring and other charges                                                                $36,131

Applied:
     Inventory writedown, included in cost of sales                                                 (16,705)
     Portion of fixed assets writedown, included in cost of sales                                    (1,784)
     Portion of workforce reduction and other, included in cost of sales                               (517)
     Deferred tax asset and other, included in tax expense                                           (4,032)
                                                                                                     -------
Restructuring and other charges                                                                      $13,093
                                                                                                     =======

The total restructuring and other charges for 2002, including the net reversal indicated below of $224, was $12,869. The following table summarizes the activity related to the provision for restructuring and other charges for fiscal 2002, the components of the net charge since the second quarter, and the balance of the provision at December 31, 2002.

                                                                           Revisions to Provision
                                                                          -------------------------
                                   June 30,                                                            Net        Dec. 31,
                                     2002       Net Cash      Non-Cash    Additional                 Charge/        2002
                                    Charge      Payments      Charges       Charges     Reduction   (Reversal)    Provision
                                    ------      --------      -------       -------     ---------    ---------    ---------
Restructuring charges:
  Facilities
     restructuring (note 8)            $4,696       $(471)      $   --       $ 346        $  (24)          $322     $4,547
  Workforce reduction                   1,512      (1,282)          --          --          (176)          (176)        54
  Other                                   781        (259)        (404)         46            --             46        164
                                      -------      -------      -------     ------        -------        ------     ------
                                        6,989      (2,012)        (404)        392          (200)           192     $4,765
                                                                                                                    ======
Asset writedowns:
  Fixed assets writedown                3,040                     3,040         --          (416)         (416)
  Intangible assets writedown           3,064                     3,064         --            --            --
                                      -------                   -------     ------        -------         -----
                                        6,104                     6,104         --          (416)         (416)
                                      -------                               ------        -------         -----
Total restructuring and
   other charges                      $13,093                                $ 392        $ (616)         $(224)
                                      =======                                =====        ======         ======

The excess inventory charge is related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1,862 which was a result of faster than expected decline in sales of CDPD products.

Fixed assets impairment charges consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The fixed assets were written down to the current fair value for this type of equipment. The net reversal of $416 to the second quarter impairment charge related primarily to adjusting our estimate of equipment to be disposed of.

Intangible assets impairment charges consisted of writedowns primarily for research and development licenses. The research and development licenses, which are no longer required, have been written down to nil.

Our deferred tax asset valuation allowance has been increased to record the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1,616, of which $104 was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. Actual severance costs were lower than the original estimates therefore the excess provision of $176 was reversed subsequent to the second quarter. We expect the remaining provision to be substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements. We have recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. During the second half of 2002, we made very little progress on our facilities restructuring and have estimated that an additional $346 is required. The facilities restructuring provision will be paid in Canadian dollars.

Other charges include provisions for purchase commitments, writedown of investments, and professional fees in connection with the restructuring activities. The additional charges of $46 relate to revised estimates of professional fees. The remaining provision is expected to be substantially drawn down by March 31, 2003.

4.  ACQUISITIONS

On June 22, 2000, we acquired the Code Division Multiple Access (CDMA) module business, including the module inventory, manufacturing and customer commitments, from Qualcomm Incorporated ("QUALCOMM"). In addition, we signed a supply agreement for CDMA modules and extended our existing license agreement with QUALCOMM. The purchase price of $9,500 was settled by cash payment of $7,250 and a payable of $2,250, which was paid during 2001. The acquisition was accounted for by the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. Our interest in the net assets acquired at fair values are as follows:

          License fees................................................................ $ 4,500
          Inventory...................................................................   3,813
          In-process research and development.........................................   1,000
          Goodwill....................................................................     277
                                                                                       -------
                                                                                         9,590
          Warranty reserve............................................................     (90)
                                                                                       -------
                                                                                       $ 9,500
                                                                                       =======

The amount allocated to in-process research and development ("in-process R&D") was determined by management in light of guidance provided by the United States Securities and Exchange Commission regarding valuation methodology. For purposes of reporting under United States GAAP, companies are required to immediately expense purchased in-process R&D and, accordingly, the purchased in-process R&D acquired from QUALCOMM was expensed at the time of acquisition. In-process R&D of $1,000 has been included in research and development expense in the consolidated statements of operations for the year ended December 31, 2000.

If the acquisition of QUALCOMM's CDMA module business had occurred as of January 1, 2000, the pro forma results of operations would not be significantly different than that reported.

5.   INVENTORIES

                                                                           2001       2002
                                                                           ----       ----
Electronic components..................................................  $ 12,754   $  1,430
Finished goods.........................................................    12,837      5,243
                                                                         --------   --------
                                                                         $ 25,591   $  6,673
                                                                         ========   ========

6.   FIXED ASSETS

                                                                                                 2002
                                                                                  -----------------------------------
                                                                                             ACCUMULATED     NET BOOK
                                                                                  COST     AMORTIZATION AND    VALUE
                                                                                              WRITEDOWN
                                                                                  ----     ----------------   -------
Furniture and fixtures.......................................................   $   2,262  $        995   $   1,267
Research and development equipment............................................      7,791         5,672       2,119
Tooling.......................................................................      6,453         4,952       1,501
Software......................................................................      4,406         2,694       1,712
Leasehold improvements........................................................      1,738         1,257         481
Office equipment..............................................................        337           219         118
                                                                                ---------  ------------   ---------
                                                                                $  22,987  $     15,789   $   7,198
                                                                                =========  ============   =========


                                                                                                 2001
                                                                                     ---------------------------------
                                                                                              ACCUMULATED     NET BOOK
                                                                                     COST     AMORTIZATION      VALUE
                                                                                     ----   ----------------   -------
Furniture and fixtures........................................................   $   2,062      $    438      $  1,624
Research and development equipment............................................       9,665         4,255         5,410
Tooling.......................................................................       5,639         1,903         3,736
Software......................................................................       3,173           514         2,659
Leasehold improvements........................................................       1,608           520         1,088
Office equipment..............................................................         322           145           177
                                                                                 ---------   -----------     ---------
                                                                                 $  22,469      $  7,775      $ 14,694
                                                                                 =========   ===========     =========

As at December 31, 2002, assets under a capital lease with a cost of $1,764 (2001 -- $1,584) and accumulated amortization of $781 (2001 -- $204) are included in fixed assets.

7.   INTANGIBLE ASSETS

                                                                                                    2002
                                                                                     -----------------------------------
                                                                                                 ACCUMULATED     NET BOOK
                                                                                     COST       AMORTIZATION       VALUE
                                                                                                AND WRITEDOWN
                                                                                     ----      ----------------   -------
Patents.......................................................................  $    1,846        $       414     $ 1,432
License fees..................................................................      12,978              7,503       5,475
Intellectual property.........................................................         434                434          --
                                                                                 ---------        -----------     -------
                                                                                $   15,258        $     8,351     $ 6,907
                                                                                 =========        ===========     =======

                                                                                                    2001
                                                                                     ------------------------------------
                                                                                                 ACCUMULATED     NET BOOK
                                                                                     COST       AMORTIZATION       VALUE
                                                                                     ----      ----------------   -------
Patents.......................................................................  $     888      $       104     $     784
License fees..................................................................     12,505            3,235         9,270
Intellectual property.........................................................        434              434            --
                                                                                ---------      -----------     ---------
                                                                                $  13,827      $     3,773     $  10,054
                                                                                =========      ===========     ==========

The estimated aggregate amortization expense for each of 2003, 2004, 2005, 2006 and 2007 is expected to be $2,302, $2,302, $2,302, nil and nil, respectively.

8.   LONG-TERM LIABILITIES

                                                                                    2001       2002
                                                                                    ----       ----
Facilities (note 3)...........................................................  $     --     $  4,547
TPC warrants (note 15(b)).....................................................       671        1,152
Other.........................................................................       341           --
                                                                                --------     --------
                                                                                   1,012        5,699
Less current portion..........................................................       341        2,803
                                                                                --------     --------
                                                                                $    671     $  2,896
                                                                                ========     ========

9.   OBLIGATIONS UNDER CAPITAL LEASE

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates to 2004. As at December 31, 2002 our future minimum lease payments under capital leases were as follows:

                                                                                 CDN.$    U.S.$
                                                                                ------   -------
2003..........................................................................  $1,405   $   889
2004..........................................................................      85        54
                                                                                ------   -------
                                                                                 1,490       943
Less amount representing interest at approximately 8.4%.......................      82        52
                                                                                ------   -------
                                                                                 1,408       891
Less current portion..........................................................   1,313       831
                                                                                ------   -------
                                                                                $   95   $    60
                                                                                ======   =======

Interest expense on capital lease obligations for the year ended December 31, 2002 is $149 (2001 -- $51).

10.   SHARE CAPITAL

FOLLOW-ON OFFERING

On May 10, 2000, we completed a new issue and secondary public offering of 2,221,139 common shares in the United States and Canada at a price of $48.63 (Cdn. $72.75) per common share. In addition, our shares were co-listed for trading on The Nasdaq National Market under the trading symbol "SWIR". Of the 2,221,139 common shares, 1,461,106 common shares were offered by the Company and 760,033 common shares were offered by certain shareholders of the Company.

STOCK OPTION PLAN

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors. The plan provides for the granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five year or a ten year term. Since February 1999, options have been granted with a five year term. We have reserved 3,882,233 options for issuance under our employee stock option plan. Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 1999 is presented below:

                                                                            NUMBER OF            WEIGHTED AVERAGE
                                                                             SHARES               EXERCISE PRICE
                                                                            ---------           ------------------
                                                                                                CDN.$        U.S.$
Outstanding, December 31, 1999............................................1,583,240           $   8.44      $   5.84
Granted...................................................................  918,642              78.52         52.35
Exercised................................................................. (318,055)              3.10          2.07
Forfeited.................................................................  (62,693)             24.62         16.41
                                                                          ---------
Outstanding, December 31, 2000............................................2,121,134              39.10         26.07
Granted...................................................................  594,628              32.37         20.27
Exercised................................................................. (175,571)              4.30          2.69
Forfeited.................................................................  (96,742)             48.99         30.68
                                                                          ---------
Outstanding, December 31, 2001............................................2,443,449              39.57         24.78
Granted...................................................................  732,250               9.79          6.20
Exercised................................................................. (159,626)              3.73          2.36
Forfeited................................................................. (465,509)             50.22         31.78
                                                                          ---------
Outstanding, December 31, 2002............................................2,550,564              19.83         12.55
                                                                          =========



                                                                                              EXERCISABLE,
 DECEMBER 31,                                                                                  END OF YEAR
 ------------                                                                                 ------------

2000......................................................................................         543,657
2001......................................................................................       1,035,002
2002......................................................................................       1,378,101

The following table summarizes the stock options outstanding at December 31, 2002:

                                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                           ------------------------------------------------  --------------------------------
                                                           WEIGHTED
                                                            AVERAGE              WEIGHTED                         WEIGHTED
              RANGE OF                       NUMBER        REMAINING              AVERAGE      NUMBER              AVERAGE
           EXERCISE PRICES                  OF SHARES  CONTRACTUAL LIFE       EXERCISE PRICE EXERCISABLE       EXERCISE PRICE
-------------------------------------       ---------  ----------------      --------------- -----------      ---------------
                                                           IN YEARS          CDN.$    U.S.$                   CDN.$    U.S.$
$0.57 - $0.95 (Cdn.$0.90 - Cdn.$1.50).....     114,239        4.6           $  1.11  $  0.70      114,239    $  1.11  $  0.70
$0.96 - $3.56 (Cdn.$1.51 - Cdn.$5.63).....     787,701        5.0              3.89     2.46      291,393       4.50     2.85
$3.57 - $11.58 (Cdn.$5.64 - Cdn.$18.30)...     390,377        2.1             15.11     9.56      287,380      15.03     9.51
$11.59 - $39.08 (Cdn.$18.31 - Cdn.$61.75).     748,310        3.2             37.61    23.80      361,112      44.96    28.46
$39.09 - $60.51 (Cdn.$61.76 - Cdn.$95.60).     402,395        2.6             70.28    44.48      255,175      70.81    44.82
$60.52 - $134.18
      (Cdn.$95.61 - Cdn.$212.00)..........     107,542        2.4            133.92    84.76       68,802     136.33    86.28
                                             --------                                           ---------
                                             2,550,564        3.5             19.83    12.55    1,378,101      35.88    22.71
                                             =========                                          =========

The options outstanding at December 31, 2002 expire between March 29, 2004 and January 29, 2009.

11.   FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

CONCENTRATIONS OF BUSINESS RISK

We maintain substantially all of our cash and cash equivalents and short-term investments with major financial institutions or government instruments. Corporate paper is uninsured. Deposits we hold with banks may exceed the amount of insurance provided on such deposits.

We outsource our manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

We have a customer concentration risk as a few customers represent a significant portion of our revenue for the year and also our future revenue, see note 17.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customers' financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital lease that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

LINE OF CREDIT

During 2002, we expanded our operating line of credit from $949 (Cdn.$1,500) to $10,000, which bears interest at prime plus 1.25% per annum. This line of credit is secured by a general security agreement providing a first charge against all assets. The balance at December 31, 2002, was nil (2001 -- nil).

12.   INCOME TAXES

The composition of our deferred tax assets at December 31 is as follows:

                                                                                                   2001        2002
                                                                                                  --------   --------
Deferred tax assets
  Fixed assets................................................................................... $ (1,235)  $ (1,837)
  Loss carryforwards.............................................................................      775      3,002
  Scientific research and development expenses...................................................    3,724      7,521
  Share issue costs..............................................................................    1,465        897
  Reserves and other.............................................................................    1,792      5,218
                                                                                                  --------   --------
Total gross deferred tax assets..................................................................    6,521     14,801
Less valuation allowance.........................................................................    2,267     14,301
                                                                                                  --------   --------
Net deferred tax assets.......................................................................... $  4,254   $    500
                                                                                                  ========   ========

We believe that realization of our net deferred tax assets is more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

The scientific research and development expenses are available to be carried forward indefinitely and deducted against future taxable income otherwise calculated. We also have investment tax credits of approximately $10,700 available to offset future Canadian federal income taxes payable. The investment tax credits expire commencing in 2004 and to 2012.

EFFECTIVE TAX RATE

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

                                                                                         2000       2001        2002
                                                                                         ----       ----        ----
Combined Canadian federal and provincial income taxes at
  expected rate of 39.6% (2001 - 44.6%, 2000 - 45.6%)................................. $  (800)   $(10,946)   $(15,127)
Permanent and other differences.......................................................   1,480       1,076       1,381
Unrecognized tax assets...............................................................  (1,165)      2,267       8,826
Change in enacted tax rates...........................................................       -         712           -
Loss subject to tax at rates lower than statutory rate................................   1,848       6,618       4,629
Write-down of deferred tax asset......................................................       -           -       3,754
                                                                                       --------  ---------   ---------
                                                                                        $ 1,363  $    (273)  $   3,463
                                                                                       ========  =========   =========

Our provisions for income taxes consist of the following:

                                                                                         2000        2001        2002
                                                                                         ----        ----        ----
Current
  Canadian............................................................................ $    124    $    95     $    94
  Foreign.............................................................................      791       (353)       (385)
                                                                                       --------    -------     -------
Total current.........................................................................      915       (258)       (291)
Deferred
  Canadian............................................................................      264        (15)      3,754
  Foreign.............................................................................      184         --          --
                                                                                       --------    -------     -------
Total deferred........................................................................      448        (15)      3,754
                                                                                       --------    -------     -------
Income tax expense (recovery)......................................................... $  1,363    $  (273)    $ 3,463
                                                                                       ========    =======     =======

13.   RESEARCH AND DEVELOPMENT, NET

                                                                                         2000        2001        2002
                                                                                         ----        ----        ----
Research and development.............................................................. $13,590     $19,429     $16,795
Less government research and development funding and investment tax credits...........     703       2,527       1,899
                                                                                       -------     -------     -------
                                                                                       $12,887     $16,902     $14,896
                                                                                       ========    =======     =======

14.   LOSS PER SHARE

The weighted-average number of shares outstanding we used in the computation of loss per share were as follows:

                                                                                         2000        2001        2002
                                                                                         ----        ----        ----
Weighted-average shares used in computation of loss per share......................... 15,318      16,129      16,304
                                                                                       ======      ======      ======

All stock options outstanding are anti-dilutive for all periods presented.

15.   COMMITMENTS AND CONTINGENCIES

(a)  OPERATING LEASES

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2002 as follows:

                                                                                                  CDN.$       U.S.$
                                                                                                  -----       -----
2003.......................................................................................     $  2,654     $ 1,680
2004.......................................................................................        2,482       1,571
2005.......................................................................................        2,454       1,553
2006.......................................................................................        2,512       1,590
2007.......................................................................................        2,586       1,637
Thereafter.................................................................................        9,325       5,902
                                                                                                --------    --------
                                                                                                $ 22,013    $ 13,933
                                                                                                 ========   ========

(b)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,153. As at December 31, 2002, $304 has been paid to date against sales amounting to $7,709, that are subject to royalties.

     (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we are eligible to receive conditionally repayable research and development funding amounting to Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the year, we have claimed $2,265 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC may receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

(c)  LEGAL PROCEEDINGS

     (i) In July 2001, we learned that Metricom, Inc. ("Metricom"), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13,745. Metricom objected to that claim asserting that all but $2,254 should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims. We will receive a settlement of $1.8 million that has been included in the determination of our net loss for 2002.

     (ii) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We have assessed the complaint and have determined that there has been no infringement of the patents referred to in this claim and that the claim is invalid. We have filed our response to the complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action.

     (iii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

16.   SUPPLEMENTARY INFORMATION

                                                                                          2000       2001       2002
                                                                                         ------     ------    ------
  (a)  CASH FLOW INFORMATION:
Cash received
   Interest.......................................................................... $   3,331   $  2,782   $   912
   Income taxes......................................................................        --        --        905
Cash paid for
   Interest..........................................................................       128         48       323
   Income taxes......................................................................        39        958        57
Non-cash financing activities
   Purchase of fixed assets funded by obligations under
      capital lease..................................................................       419      1,759       328

  (b)  ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Opening balance......................................................................  $    108   $  1,320  $  5,169
Bad debt expense.....................................................................     1,254      4,040       623
Write offs and settlements...........................................................       (42)      (191)   (2,724)
                                                                                       --------   --------  --------
Closing balance......................................................................  $  1,320   $  5,169  $  3,068
                                                                                       ========   ========  ========

  (c)  OTHER:

Rent expense.........................................................................  $    711   $  1,334  $  1,599
Foreign exchange gain................................................................       177        187        77

17.   SEGMENTED INFORMATION

We operate in the wireless data modem technology industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

                                                                                          2000       2001       2002
                                                                                          ----       ----       ----
MP modems............................................................................  $  9,815  $   8,039  $  7,781
AirCard modems.......................................................................    25,271     38,627    44,616
OEM modems...........................................................................    16,227      9,319    19,025
Other................................................................................     2,163      3,718     1,984
Research and development funding......................................................      325      2,645     3,724
                                                                                       --------  ---------  --------
                                                                                       $ 53,801  $  62,348  $ 77,130
                                                                                       ========  =========  ========

85% (2001 - 75%) of our fixed assets are in Canada. Product sales in North America were 87% (2001-- 97%; 2000-- 82%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant resellers are as follows:

                                                                        2000               2001             2002
                                                                   --------------    --------------   ----------
Reseller A......................................................     less than 10%     less than 10%    $     17,808
Reseller B......................................................     less than 10%     less than 10%          15,605
Reseller C......................................................     $      6,230      $      8,228     less than 10%
Reseller D......................................................      less than 10%    $      6,098     less than 10%
Reseller E......................................................     $      8,750      less than 10%    less than 10%

                              SIERRA WIRELESS, INC.

                               2002 ANNUAL REPORT

                                  CANADIAN GAAP

                             REPORT TO SHAREHOLDERS

In a year that brought continued economic challenges, we strengthened our position as a leading provider of wireless data modems and enabling software, increased our revenues by 24%, and returned to profitability in the third and fourth quarters.

New Networks, New Products

One of 2002's major developments was the deployment of faster, more functional 2.5G wireless data networks by many of the world's wireless carriers. Long talked about, and now a reality, these new networks have significantly increased wireless data transmission speeds. The robust new protocols can deliver transmission rates that match or exceed those achieved with a land line dial-up connection--making Intranet, Internet, e-mail and a wide range of other applications highly functional on wirelessly equipped computing devices. With more ease and functionality comes greater adoption.

We were at the forefront of these developments, providing new products for the new networks. We began commercial volume shipments of five new, faster products in 2002: the Sierra Wireless AirCard 710 and AirCard 750 for use on GSM/GPRS networks, and the AirCard 550, the AirCard 555 and the SB555 embedded module for CDMA2000 1X networks.

Sierra Wireless World

While launching new products, we were also leveraging our leadership position in the North American market into other global markets. In Europe, where GPRS and GSM are the dominant network technologies, we received regulatory approval for the AirCard 750 and developed carrier channel relationships with Vodafone and Orange in the UK, KPN Mobile in the Netherlands, Telia in Sweden and Telefonica in Spain. We also signed five new European distribution agreements, and won our first major GPRS end-customer deployment. Together with Itronix, the maker of ruggedized GoBook(TM) notebook computers, and Vodafone, Europe's largest wireless carrier, we landed a large new supply agreement to provide wireless solutions to Transco--the UK's leading gas transporter. From a standing start at the beginning of 2002, European sales went on to deliver 7% of the year's revenues.

In the Asia Pacific region, we secured approvals for our new AirCard products, including Chinese MII regulatory approval for the AirCard 750. By year-end, we had deployed the AirCard 750 with a number of regional operators owned by China's 140-million subscriber strong China Mobile. We also launched the AirCard 750 with Hutchison Telecom in Hong Kong, StarHub in Singapore, and AIS in Thailand. In addition, we launched the AirCard 555 with China Unicom in China, Telstra in Australia and Telecom New Zealand. By year-end, the Asia Pacific region accounted for 6% of our revenues.

Closer to home, we continued to strengthen our lead in North America. We became the first wireless data modem provider to supply CDMA2000 1X PC Card modems to four leading North American CDMA carriers: Bell Mobility, Sprint PCS,
TELUS Mobility and Verizon Wireless. We also launched the AirCard 710 on
AT&T's GPRS network, and launched the AirCard 750 with T-Mobile in the U.S.
and with Rogers AT&T Wireless in Canada. Revenues in the Americas represented 87% of our 2002 results.

Together, the combination of new products and new markets boosted revenues to $77.1 million in 2002 from $62.3 million in 2001, an increase of 24%.

Meeting the Challenges

Each of these achievements was hard won. 2002 was a challenging year for us and for our customers, with our key enterprise markets cutting spending in response to economic conditions. In June, we undertook a difficult restructuring of our own business to help turn things around.

It was also a year in which competition in the wireless data market was evolving. I'm pleased to report Sierra Wireless AirCard products fared well, continuing to lead the market. We competed by providing high performance products, teaming with partners for complete solutions, and delivering superb customer support--a combination that not only positioned us favorably with customers, but was also pivotal in our return to profitability in the second half of the year.

Where to Next?

In 2003, we plan to keep the momentum going with a continued focus on profitability and growth. Focus areas include sell-through with existing channels, the addition of new distribution channels, particularly in international markets, and investments in new growth initiatives. On the product front, we expect to leverage the investments that we have already made in 2.5G technologies to expand our product line.

In closing, I want to acknowledge the contribution of our employees in helping us respond to the challenges and opportunities of 2002. The many achievements of the year reflect the innovation, enthusiasm and hard work of everyone on Team Sierra Wireless. I also thank our shareholders for their continued confidence in us and in our mission, and our customers and partners around the world for helping make our products global market leaders. Together, we're making it a Sierra Wireless World.




/s/  David B. Sutcliffe
-----------------------

David B. Sutcliffe
Chairman and CEO








--------------------------------------------------------------------------------
Information on Sierra Wireless's products, customers and achievements can be found in our 2002 Annual Review. An electronic version is available on our website: www.sierrawireless.com. For a hard copy, please call 604-231-1100.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAS BEEN PREPARED IN ACCORDANCE WITH UNITED STATES GAAP, WITH A RECONCILIATION TO CANADIAN GAAP, AND IS EXPRESSED IN UNITED STATES DOLLARS.

OVERVIEW

We develop and market a broad range of single and multi-mode wireless data modems and enabling software for use with handheld computing devices, notebook computers and vehicle-based or monitoring applications.

In 2001, there was an overall economic slowdown that impacted our business. Our results for 2001 also were materially affected by the Chapter 11 filing for reorganization of Metricom, Inc. ("Metricom") with whom we had an agreement to supply approximately $33.0 million of our AirCard 400 for their Ricochet2 network, over a twelve-month period beginning in March 2001. As a result of these developments, we recorded a write down of inventory of $11.0 million and a provision for doubtful accounts of $3.0 million in 2001.

During 2002, sales growth continued to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry. In the second quarter of 2002, we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. Restructuring and other costs amounted to $36.1 million. In the third quarter of 2002, we returned to profitability as a result of the growth in sales of 2.5G AirCard products through an expanded range of distribution channels and a reduction in operating expenses. In the fourth quarter of 2002, we remained profitable and adjusted our estimates of our restructuring and other costs from $36.1 million to $37.7 million. In addition, we settled our claims with Metricom resulting in a recovery of $1.8 million. During 2002, we commenced commercial shipment of our AirCard 550, AirCard 555, AirCard 710 and AirCard 750 next generation products.

As a result of a changing product mix and an increase in volume orders, our gross margin has trended down. We expect that our gross margin will fluctuate moderately as product mix varies from quarter to quarter and as a result of increased costs due to new product introductions. Our gross margin could decrease if we incur higher than anticipated production costs for these products. If we are unable to commit the necessary resources or are unable to deliver our products as required by the terms of our contracts, our customers may cancel these contracts. In that event, any costs incurred may not be recovered and we may incur additional costs.

REVENUE

We derive our revenue primarily from sales of our products to wireless communications service providers, original equipment manufacturers, resellers and through direct sales to end-users. We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of service, so long as collectibility is reasonably assured. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

COST OF GOODS SOLD

We outsource most of our manufacturing services to enable us to achieve greater efficiencies and economies of scale. We have been able to achieve savings in costs and improvements in efficiencies in 2002, and we will focus on further cost savings and efficiencies going forward. Since we outsource most of our manufacturing services, our cost of goods sold consists primarily of the direct costs of finished goods purchased from our outsource manufacturers, third-party royalties, warranty costs and an allocation of operating costs.

SALES AND MARKETING

Our sales and marketing expenses consist mainly of salaries, commissions, travel expenses, conferences, marketing materials and market development funding. Our sales programs rely, in part, on delivering products to end-users identified and cultivated through our relationships with wireless communications service providers, original equipment manufacturers and resellers. During 2002, we expanded our distribution channels in Europe and the Asia-Pacific region as part of our international growth objectives. We expect to continue to make significant and increased investments in these strategic areas during 2003.

RESEARCH AND DEVELOPMENT, NET

Since our incorporation in 1993, we have continued to invest in new generations of technology. We have funded our investment in research and development from our Initial Public Offering and Follow-on Offering, together with research and development funding, investment tax credits and operating cash flow. Our research and development expenses consist mainly of salaries, consulting costs and amortization, net of government research and development funding and investment tax credits, and are expensed as incurred. We expect our research and development expenses to continue to increase as we invest in next generation technology and develop new products, including those under our existing contracts.

ADMINISTRATION

Our administration costs consist mainly of salaries, professional fees, insurance, and general administration. We expect that these costs will increase as insurance premiums continue to increase and as we continue to build our information systems infrastructure as part of our international expansion and scaling for growth.

INCOME TAXES

Prior to 2000, we have recorded no provision for Canadian federal income taxes for any period since our incorporation. Through the end of fiscal 1997 we had recorded losses, and when we became profitable in 1998, we had sufficient net operating losses, investment tax credits or scientific research and development expenses in Canada to offset any federal income taxes that would otherwise be payable. During 2000, our taxable income in Canada was reduced through the utilization of scientific research and development expenses, and in the United States we had taxable income for the first time. This resulted in us having current and future taxes payable. In 2002, we incurred operating losses and we have recorded a recovery of income taxes previously paid.

We believe that it is more likely than not that we will realize our net deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment. We have not recognized any deferred tax assets in 2002.

RESULTS OF OPERATIONS

The following table sets forth our operating results for the three years ended December 31, 2002, expressed as a percentage of revenue:


                                                                                              YEARS ENDED DECEMBER 31,
                                                                                          ------------------------------
                                                                                             2000        2001       2002
                                                                                          ---------   ---------  -------
Revenue................................................................................      100.0%      100.0%     100.0%
Cost of goods sold.....................................................................       54.0        75.4       89.6
                                                                                             -----       -----      -----
Gross margin...........................................................................       46.0        24.6       10.4
                                                                                             -----       -----      -----
Expenses
  Sales and marketing..................................................................       18.4        20.4       15.0
  Research and development, net........................................................       24.0        27.1       19.3
  Administration.......................................................................       11.0        16.8        6.1
  Restructuring and other charges......................................................          -           -       16.7
  Amortization.........................................................................        3.3         3.3        3.0
                                                                                          --------    --------   --------
                                                                                              56.7        67.6       60.1
Loss from operations...................................................................      (10.7)      (43.0)     (49.7)

Other income...........................................................................        7.4         3.7        0.2
                                                                                             -----       -----      -----
Loss before income taxes...............................................................       (3.3)      (39.3)     (49.5)

Income tax expense (recovery)..........................................................        2.5        (0.4)       4.5
                                                                                             -----       ------     -----
Net loss...............................................................................       (5.8)      (38.9)     (54.0)
                                                                                             ======      ======     ======

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. We expect sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry.

During the second quarter of 2002, we recorded restructuring and other costs of $36.1 million. We have reduced our workforce from 275 to 181 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring. The provisions related to our restructuring and other charges reflected many estimates which we revised during the last half of 2002, based on actual experience, resulting in a net charge of $1.6 million. Our restructuring and other costs for 2002 were $37.7 million. We have substantially completed implementation of our restructuring program at December 31, 2002.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1.9 million which was a result of faster than expected decline in sales of CDPD products. During 2002, we sold $1.2 million of products that had a written down net book value of nil.

Fixed assets impairment charges of $4.8 million consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The fixed assets have been written down to the current fair value for this type of equipment. The net reversal of the second quarter impairment charge was $0.5 million, of which $0.1 million was included in cost of sales, and related primarily to adjusting our estimates of equipment to be disposed of.

Intangible assets impairment charges of $3.0 million consisted of writedowns primarily for research and development licenses. The research and development licenses that are no longer required, have been written down to nil. In addition, our deferred tax asset valuation allowance has been increased by $3.8 million to record the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1.6 million, of which $0.1 million was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. At December 31, 2002, the workforce reduction provision of $1.5 million estimated in the second quarter, excluding the portion that was included in cost of sales, has been drawn down by cash payments of $1.3 million and a reversal of $0.2 million, resulting in an ending provision balance of $0.05 million. We expect the remaining provision to be substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements. We recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. Our provision at June 30, 2002 of $4.7 million has been drawn down by cash payments of $0.5 million and increased by an additional net charge of $0.3 million, resulting in a provision balance of $4.5 million at December 31, 2002. During the second half of 2002, real estate market conditions in our location softened, resulting in very little progress on our facilities restructuring. The remaining cash outlays of approximately $4.5 million related to the facilities restructuring are expected to be paid over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million include provisions for purchase commitments, a writedown of investments, and professional fees in connection with the restructuring activities. Our provision at June 30, 2002 of $0.8 million has been drawn down by non-cash reductions of $0.4 million, cash payments of $0.3 million, and an additional charge of $0.1 million resulting in a provision balance of $0.2 million at December 31, 2002. The additional charges relate to revised estimates for professional fees. The remaining provision is expected to be substantially drawn down by March 31, 2003. The remaining cash outlays of approximately $0.2 million related to other costs are expected to be substantially paid by April 30, 2003 and will also be funded from available sources of liquidity.

During the second quarter of 2001, one of our customers Metricom, Inc. refused shipments and subsequently filed for a Chapter 11 reorganization under the U.S. bankruptcy laws. In 2002, we negotiated a settlement with the reorganized debtor and will receive $1.8 million. The recovery of $1.8 million is recorded in the determination of our net loss for 2002.

In 2001, in addition to the financial impacts from Metricom's bankruptcy, there was also an overall economic slowdown that impacted our business. As a result of these developments, we recorded a writedown of inventory of $11.0 million and a provision for doubtful accounts of $3.0 million in 2001.

The adjusted information provided below for the years ended December 31, 2002 and December 31, 2001 excludes these charges.

REVENUE

Revenue amounted to $77.1 million in 2002, compared to $62.3 million in 2001, an increase of 23.7%. Included in our revenue was research and development funding of $3.7 million in 2002, compared to $2.6 million in 2001. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region. We commenced commercial shipment of our AirCard 550, AirCard 555, AirCard 710, and AirCard 750 next generation products during 2002. Our revenue by product and by distribution channel was:


                                                                              YEARS ENDED DEC. 31,
                                                                                2001         2002
                                                                                ----         ----
Revenue by product
        AirCard..............................................................     62%          58%
        OEM..................................................................     15           25
        Mobile...............................................................     13           10
        Other................................................................     10            7
                                                                                -----       ------
                                                                                 100%         100%
                                                                                =====       ======

Revenue by distribution channel
        Wireless carriers....................................................     31%          43%
        OEM..................................................................     17           25
        Resellers............................................................     44           25
        Direct and Other.....................................................      8            7
                                                                                -----       ------
                                                                                 100%         100%
                                                                                =====       ======


87% of our product revenue was earned in North America, 7% in Europe and 6% in the Asia-Pacific region, compared to 97%, nil, and 3%, respectively, in 2001.

GROSS MARGIN

Gross margin amounted to $8.0 million in 2002, compared to $15.3 million in 2001. Included in our gross margin was research and development funding of $3.7 million in 2002, compared to $2.6 million in 2001. During the year our gross margin was negatively affected as we recorded restructuring and other charges of $20.8 million. As a result of the funding and charges, our gross margin percentage decreased to 10.4% of revenue in 2002, compared to 24.6% of revenue in 2001. Our adjusted gross margin, excluding restructuring and other charges and research and development funding, amounted to $25.1 million in 2002, compared to adjusted gross margin of $23.7 million in 2001. Our adjusted gross margin percentage decreased to 34.2% in 2002, compared to 39.6% in 2001. This decrease was a result of changes in our product mix and new product introduction costs.

SALES AND MARKETING

Sales and marketing expenses amounted to $11.6 million in 2002, compared to $12.7 million in 2001, a decrease of 9.1%. This decrease was due primarily to cost reductions under our restructuring plan. In addition, some costs related to the initial introduction of new products for 2.5G wireless networks and entry into the Europe and Asia-Pacific regions occurred in the prior year. Sales and marketing expenses as a percentage of revenue amounted to 15.0% in 2002, compared to 20.4% in 2001.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $14.9 million in 2002, compared to $16.9 million in 2001, a decrease of 11.9%. Research and development expenses in 2002 decreased due primarily to cost reductions under our restructuring plan. Gross research and development expenses, before government research and development funding and investment tax credits, were $16.8 million or 21.8% of revenue in 2002, compared to $19.4 million or 31.2% of revenue in 2001.

ADMINISTRATION

Administration expenses amounted to $4.7 million in 2002, compared to $10.5 million in 2001. Adjusted administration expenses were $6.5 million in 2002, excluding the Metricom recovery of $1.8 million, compared to adjusted administration expenses of $7.5 million, excluding the $3.0 million provision for doubtful accounts in 2001. This decrease of 12.7% is due primarily to cost reductions under our restructuring plan. Adjusted administration expenses as a percentage of revenue amounted to 8.4% in 2002 compared to 12.0% in 2001.

OTHER INCOME

Other income decreased to $0.2 million in 2002, compared to $2.3 million in 2001. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

INCOME TAX EXPENSE (RECOVERY)

Income tax expense amounted to $3.5 million in 2002, compared to an income tax recovery of $0.3 million in 2001. Adjusted income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million in 2002, compared to an income tax recovery of $0.3 million. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Our net loss amounted to $41.7 million in 2002, compared to a net loss of $24.3 million in 2001. Our adjusted net loss amounted to $5.8 million, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million, in 2002, compared to an adjusted net loss of $10.3 million in 2001. Our loss per share amounted to $2.56 in 2002, compared to a loss per share of $1.50 in 2001. Our adjusted loss per share was $0.35 in 2002, compared to an adjusted loss per share of $0.64 in 2001. The weighted average number of shares outstanding increased to 16.3 million in 2002, as compared to 16.1 million in 2001.

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YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

During the year ended December 31, 2001, we recorded a provision for excess inventory of $11.0 million and a provision for doubtful accounts of $3.0 million. In the year ended December 31, 2000, we recorded charges amounting to $0.8 million, related to the acquisition of the Qualcomm CDMA data modules business. The adjusted information provided below excludes these charges.

REVENUE

Revenue amounted to $62.3 million in 2001, compared to $53.8 million in 2000, an increase of 15.9%. Included in our revenue was research and development funding of $2.6 million in 2001, compared to $0.3 million in 2000. The increase was a result of strong growth in our base business, including CDPD AirCards and original equipment modules (OEM), as well as the introduction of new products. In accordance with our supply agreement with Metricom, we were to supply approximately $33.0 million of our AirCard 400 over a twelve-month period beginning March 2001 for Metricom's Ricochet2 network. In the first quarter of 2001, we commenced commercial shipments of our AirCard 400 to Metricom. On July 2, Metricom filed for Chapter 11 reorganization, and as a result, we ceased further manufacturing and sales of our AirCard 400. Our total revenue for the year from sales to Metricom amounted to approximately $4.5 million, the balance of the revenue for the year that was expected under the supply agreement was lost, and we ceased operations on the Ricochet2 network standard. We had expected to commence commercial shipment of our AirCard 555 to Verizon in the fourth quarter. We decided to delay the commencement of commercial volume shipments of this product, and this had a material impact on our revenue for the fourth quarter. Our revenue by product segment for 2001 was Aircards 62%, Mobile 13%, OEM 15% and Other 10%, compared to 47%, 18%, 30% and 5%, respectively, in 2000. Our revenue by distribution channel for 2001 was Resellers 44%, Wireless carriers 31%, OEM 17% and Direct and Other 8%, compared to 39%, 21%, 32% and 8%, respectively, in 2000. In 2001, 92% of our revenue was earned in the United States, compared to 78% in 2000.

GROSS MARGIN

Our gross margin amounted to $15.3 million in 2001, compared to $24.7 million in 2000. Included in our gross margin was research and development funding of $2.6 million in 2001, compared to $0.3 million in 2000. During the year, our gross margins were negatively affected as we recorded a charge of $11.0 million to provide for excess inventory as a result of the Metricom Chapter 11 filing and our assessment of demand. As a result of the funding and these charges, our gross margin percentage decreased to 24.6% of revenue in 2001, compared to 46.0% of revenue in 2000. Our adjusted gross margin, excluding the provision for excess inventory and research and development funding, amounted to $23.7 million in 2001, compared to $24.4 million in 2000. Our adjusted gross margin percentage decreased to 39.6% in 2001, compared to 45.6% in 2000. This decrease was a result of changes in our product and pricing mix and new product introduction costs.

SALES AND MARKETING

Our sales and marketing expenses increased significantly in 2001 and amounted to $12.7 million in 2001, compared to $9.9 million in 2000, an increase of 28.4%. This increase was due to increased sales and marketing initiatives related to the introduction of new products for 2.5G wireless networks. In addition, we continued our market entry activities in Europe and the Asia-Pacific region. Sales and marketing expenses as a percentage of revenue amounted to 20.4% in 2001, compared to 18.4% in 2000.

RESEARCH AND DEVELOPMENT, NET

Research and development expenditures, net of conditionally repayable government research and development funding and investment tax credits, amounted to $16.9 million in 2001, compared to $12.9 million in 2000, an increase of 31.2%. Research and development expenses in 2001 increased due to costs relating to the development of new products based on the CDMA and GPRS standards. Research and development expenses, before government research and development funding and investment tax credits, were $19.4 million or 31.2% of revenue in 2001, compared to $13.6 million or 25.3% of revenue in 2000.

ADMINISTRATION

Administration expenses amounted to $10.5 million in 2001, compared to $5.9 million in 2000, an increase of 76.8%. During the year, we increased our provision for doubtful accounts by $3.0 million, as a result of the Metricom Chapter 11 filing. Our adjusted administration expenses were $7.5 million compared to $5.9 million in 2000. This increase is due to investment in people, systems and infrastructure to support our operations growth and to scale for volume and international expansion. Adjusted administration expenses as a percentage of revenue amounted to 12.0% in 2001, compared to 11.0% in 2000.

OTHER INCOME

Other income decreased to $2.3 million in 2001, compared to $4.0 million in 2000. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

NET LOSS

Our net loss amounted to $24.3 million in 2001, compared to a net loss of $3.1 million in 2000. Our adjusted net loss amounted to $10.3 million in 2001, compared to an adjusted net loss of $2.3 million. Our loss per share amounted to $1.50 in 2001, compared to a loss per share of $0.20 in 2000. Our adjusted loss per share was $0.64 in 2001, compared to an adjusted loss per share of $0.15 in 2000. The weighted average number of shares outstanding increased to 16.1 million in 2001 as compared to 15.3 million in 2000.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUE

Revenue amounted to $53.8 million in 2000, compared to $24.0 million in 1999, an increase of 124.6%. Included in our revenue was research and development funding of $0.3 million in 2000, compared to nil in 1999. The increase was a result of strong growth in our base business, including CDPD AirCards and original equipment modules (OEM), as well as the introduction of new products. In the second quarter, we acquired the CDMA module business, including its module inventory, manufacturing and customer commitments from Qualcomm Incorporated, and commenced shipment of these products. In the fourth quarter, we commenced commercial shipment of the AirCard 510. Our revenue by product segment for 2000 was Aircards 47%, Mobile 18%, OEM 30% and Other 5%, compared to 39%, 47%, 7% and 7%, respectively, in 1999. Our revenue by distribution channel for 2000 was Resellers 39%, Wireless carriers 21%, OEM 32% and Direct and Other 8%, compared to 46%, 28%, 13% and 13%, respectively, in 1999.

GROSS MARGIN

Our gross margin amounted to $24.7 million in 2000, compared to $12.2 million in 1999. Included in our gross margin was research and development funding of $0.3 million in 2000, compared to nil in 1999. Our gross margin percentage decreased to 45.6% of revenue in 2000, excluding the research and development funding, compared to 51.0% of revenue in 1999. This decrease was a result of changing product mix and an increase in volume orders and new product introduction costs.

SALES AND MARKETING

Our sales and marketing expenses increased significantly in 2000 and amounted to $9.9 million in 2000, compared to $5.1 million in 1999, an increase of 94.4%. This increase was due to sales and marketing initiatives and the additional personnel costs associated with implementing these initiatives in order to increase awareness of our company and sales of our products. In addition, we undertook market entry activities in Europe and the Asia-Pacific region. Sales and marketing expenses as a percentage of revenue amounted to 18.4% in 2000, compared to 21.3% in 1999.

RESEARCH AND DEVELOPMENT, NET

Research and development expenditures, net of conditionally repayable government research and development funding and investment tax credits, amounted to $12.9 million in 2000, compared to $4.1 million in 1999, an increase of 212.5%. Research and development expenses in 2000 increased due to costs relating to the development of new products based on the Ricochet, CDMA, EDGE and GPRS standards. Research and development expenses, before government research and development funding and investment tax credits, were $13.6 million or 25.3% of revenue in 2000 compared to 17.2% of revenue in 1999.

ADMINISTRATION

Administration expenses amounted to $5.9 million in 2000, compared to $1.4 million in 1999. This increase is due to investment in people, systems and infrastructure to support our operations growth, international expansion, an increase in our allowance for doubtful accounts and costs associated with being publicly listed in both the U.S. and Canada.

OTHER INCOME

Other income increased to $4.0 million in 2000, compared to $1.3 million in 1999. This increase is a result of the investment of surplus funds resulting from our initial and secondary public offerings in 1999 and 2000.

NET EARNINGS (LOSS)

Our net loss amounted to $3.1 million in 2000, compared to net earnings of $3.2 million in 1999. Our loss per share amounted to $0.20 in 2000, compared to diluted earnings per share of $0.23 in 1999. The weighted average number of shares outstanding, on a diluted basis, increased to 15.3 million in 2000, principally as a result of our secondary public offering, as compared to 13.9 million in 1999.


CONTINGENT LIABILITIES

In July 2001, we learned that Metricom, one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13.7 million. Metricom objected to that claim asserting that all but $2.3 million should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1.9 million made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10.3 million and Metricom agreed to dismiss the preference claims. We will receive a settlement of $1.8 million that has been included in the determination of our net loss for 2002.

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We have assessed the complaint and have determined that there has been no infringement of the patents referred to in this claim and that the claim is invalid. We have filed our response to the complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.


SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. Development and deployment of these new technologies by the wireless industry and development of our new products have been affected by various delays. As of the end of the first quarter of 2002, commercial volume deliveries to Verizon Wireless had commenced. During the second quarter, we reported that we continued to experience delays in completion of the new product approval process on the AT&T Wireless network and we suspended the AT&T Wireless order from our backlog. During the third quarter, we completed amendments to our supply agreement with AT&T Wireless that reduced volume commitments to total approximately $6.5 million, AT&T Wireless granted commercial acceptance of the AirCard 710, and volume shipments of the AirCard 710 to AT&T Wireless commenced. During the fourth quarter of 2002, we commenced commercial volume deliveries to Sprint PCS.

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

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

During the year ended December 31, 2002, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements, or make changes to existing accounting policies. Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

     - We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.

     - We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, an additional inventory writedown may be required.

     - We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However if their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax asset would be charged to income.

     - We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

          An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

          Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

     - We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

     - We recorded a lease provision by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in our provision may be required.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we did not have any off-balance sheet finance or special purpose entities. During the year ended December 31, 2002, we entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases and commitments are disclosed in the consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

In May 2000, we completed a new issue and secondary public offering in the United States and Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately $65.8 million. The net proceeds from the secondary public offering were used for continuing research and development, sales and marketing initiatives, strategic investments and working capital.

In May and June 1999, we completed an initial public offering in Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately Cdn.$42.5 million. The net proceeds from the initial public offering were used for continuing research and development, sales and marketing initiatives and working capital.

We have continued to utilize these financings to fund our operations and have generated positive cash flow in the second half of 2002. Therefore, we have had no requirement to date to return to the capital markets for additional funding.

Prior to our initial public offering in 1999, our operations and growth were funded by cash flow from operations, private placements of our equity, research and development funding and an operating line of credit.

Cash used by operations amounted to $4.7 million in 2002 compared to $21.1 million in 2001, an improvement of $16.4 million. The use of cash during 2002 was due mainly to our operating loss, restructuring costs and changes in working capital. Cash used for capital expenditures was $2.2 million in 2002, compared to $10.5 million in 2001, and was primarily for research and development equipment and leasehold improvements. Expenditures on intangible assets were $1.4 million in 2002, compared to $3.3 million in 2001 and were primarily for license fees.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

     - Net cash and short-term investments amounted to $34.8 million at December 31, 2002 compared to $44.0 million at December 31, 2001.

     - Accounts receivable amounted to $13.9 million at December 31, 2002 compared to $10.5 million at December 31, 2001.

     - During 2002, we increased our operating line of credit with a Canadian chartered bank. The available facility was increased to $10.0 million from $0.9 million (Cdn.$1.5 million). The expanded facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At December 31, 2002, there were no borrowings under this line of credit.


MARKET RISK DISCLOSURE

During the year ended December 31, 2002, 78% of our revenue was earned from United States-based customers compared to 92% in the year ended December 31, 2001. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As a result of the adoption of U.S. dollars as our currency of measurement in the year ended December 31,

1999, our foreign currency risk has changed from U.S. dollar denominated monetary assets and liabilities to non-U.S. dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the U.S. dollar. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific has been minimal as such transactions have not been material to date. During 2002, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific that are denominated primarily in US dollars. We expect that as our business expands in Europe we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133 is not material to our financial results.


RELATED PARTY TRANSACTIONS

During 2002, there were no material related party transactions.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

The MD&A has been prepared in accordance with U.S. GAAP. Differences between our consolidated financial statements under U.S. GAAP and our consolidated financial statements under Canadian GAAP reflect differences in exchange rates used to translate prior years' assets, liabilities, revenue, and expenses on adopting the U.S. dollar as our primary currency for measurement and display during the year ended December 31, 1999.

Differences also exist between research and development expense, intangible assets and income taxes due to the differences in the accounting treatment applied to in-process research and development ("IPR&D"). In accordance with U.S. GAAP, purchased IPR&D is expensed on acquisition, whereas under Canadian GAAP, purchased IPR&D is treated as an intangible asset and amortized. At December 31, 2002, the IPR&D has been fully amortized. There is an increase in our net loss under Canadian GAAP of $0.2 million for the year ended December 31, 2002.


FORWARD-LOOKING STATEMENTS

Our annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this annual report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this annual report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER OUR MARGINS AND REVENUES WILL BE NEGATIVELY IMPACTED.

     Since late 1999, we have entered into significant supply contracts with AT&T Wireless Services ("AT&T"), Sprint PCS and Verizon Wireless. Our right to receive revenues under these contracts depends upon our ability to manufacture and supply products that meet defined specifications. As of the end of 2002, commercial volume deliveries to AT&T, Sprint PCS and Verizon Wireless had commenced. In order to realize the benefits of these agreements, we will have to continue to successfully manage the following risks:

         - We priced these contracts based on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease or these contracts may not be as profitable.

         - If we are unable to continue to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, any costs incurred may not be recovered and we may incur additional costs as penalties.

         - If we fail to meet a delivery deadline or if the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, we may be liable to pay damages to the customer, or volume commitments may be reduced.

     If we are unable to successfully manage these risks or meet required deadlines in connection with one or more significant contracts, our reputation could be harmed and our margins and revenues could decrease.

OUR PAST REVENUE GROWTH RATES AND OTHER OPERATING RESULTS MAY NOT BE ACCURATE INDICATORS OF OUR FUTURE PERFORMANCE.

     Although our revenues have increased year-over-year, we may not be able to sustain these historical growth rates. We may not achieve or sustain profitability in the future, and as a result, our share price may decline.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND WE MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products that have not been commercially tested to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

          -    Our ability to attract and retain skilled technical employees.

          -    The availability of critical components from third parties.

          - Our ability to successfully complete the development of products in a timely manner.

          - Our ability to manufacture products at an acceptable price and quality.

     A failure by us or our suppliers in any of these areas, or a failure of these products to obtain commercial acceptance, could mean we are unable to recover our research and development expenses and could result in a decrease in our market share and our revenues.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS FOR ANY GIVEN PRODUCT AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which may further decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, with respect to the manufacture of our current products, we currently rely on three manufacturers, any one of whom may terminate the manufacturing contract with us annually. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

          -    The absence of guaranteed manufacturing capacity.

          - Reduced control over delivery schedules, production yields and costs.

          - Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

WE HAVE A CUSTOMER CONCENTRATION RISK, AS A FEW CUSTOMERS REPRESENT A SIGNIFICANT PORTION OF OUR EXPECTED FUTURE REVENUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues could decline, perhaps materially.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     Demand for one or all of these products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our results of operations to decline and harm our financial condition.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES. IF THESE SERVICES ARE NOT DEPLOYED AS ANTICIPATED, CONSUMERS WILL BE UNABLE TO USE OUR PRODUCTS, AND OUR SALES AND REVENUES WILL DECLINE.

     Our customers can only use our products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, especially the successful deployment by AT&T Wireless Services, Sprint PCS and Verizon Wireless of networks for which we have developed products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our results of operations will be harmed.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY DAMAGE OUR ABILITY TO RETAIN KEY PERSONNEL AND TO COMPETE EFFECTIVELY.

     Our revenues have increased from approximately $9.3 million in 1997 to $77.1 million in 2002 and our number of employees has more than doubled during that period. Our growth has placed significant demands on our management and other resources. Our future success will depend on our ability to manage our growth, including:

          - Continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees.

          -    Maintaining and growing manufacturing capacity.

          -    Developing new products in a timely manner.

          - Improving and upgrading our financial and management information systems and controls.

     If we are unable to manage our growth effectively, our ability to retain key personnel and to compete effectively may be damaged.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

          - We may be liable for damages and litigation costs, including attorneys' fees.

          - We may be prohibited from further use of the intellectual property.

          - We may have to license the intellectual property, incurring licensing fees.

          - We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

          - Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries.

          -    Undetected misappropriation of our intellectual property.

          - The substantial legal and other costs of protecting and enforcing our rights in our intellectual property.

          -    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

          -    The timing of releases of our new products.

          -    The timing of substantial orders.

          -    Possible seasonal fluctuations in demand.

          - Possible delays in the manufacture or shipment of current or new products.

          -    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

POTENTIAL ACQUISITIONS MAY RESULT IN INCREASED EXPENSES AND DIVERT MANAGEMENT'S ATTENTION.

     In the past, our strategy has included expanding our operations and business through strategic acquisitions of businesses and products. We may continue to pursue this strategy in order to further expand our business. Acquisitions involve a number of risks, including:

          - Diversion of management's attention during the acquisition process.

          - Impact on our financial condition due to the timing of the acquisition.

          - The failure of the acquired business to achieve anticipated revenue levels, cost savings or other synergies.

     If realized, these risks could result in substantial costs and disrupt our operations. In addition, acquisitions could result in issuances of securities that may dilute the value of our common shares.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Approximately 78% of all of our sales are in United States dollars to United States-based customers. We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy to cover our Canadian currency requirements. During 2002, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions an to the associated currency risk. To date, we have not entered into any futures contracts.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

          - Increased credit management risks and greater difficulties in collecting accounts receivable.

          - Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers.

          - Uncertainties of laws and enforcement relating to the protection of intellectual property.

          -    Language barriers.

          -    Potential adverse tax consequences.

     Furthermore, if we are unable to develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE WIRELESS DATA COMMUNICATIONS DEVICES MARKET DECLINES.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.

     Certain factors that may limit the growth of the market include, but are not limited to, failure of carriers to successfully deploy new services on schedule or the failure of the services to achieve satisfactory price and performance conditions.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

                   MANAGEMENT'S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.


/s/  David B. Sutcliffe                                  /s/  Peter W. Roberts

David B. Sutcliffe                                       Peter W. Roberts
Chairman and Chief Executive Officer                     Chief Financial Officer
January 22, 2003


                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

On January 22, 2003, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.


/s/  KPMG LLP

Chartered Accountants
Vancouver, Canada
January 22, 2003

                              SIERRA WIRELESS, INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
   (Expressed in thousands of United States dollars, except per share amounts)
       (Prepared in accordance with Canadian generally accepted accounting principles (GAAP))

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                   --------------------------------

                                                                                      2000        2001         2002
                                                                                   ---------   ---------    -------
Revenue.........................................................................    $ 53,801   $ 62,348     $ 77,130
Cost of goods sold..............................................................      29,067     47,035       69,132
                                                                                    --------   --------     --------
Gross margin....................................................................      24,734     15,313        7,998
                                                                                    --------   --------     --------
Expenses:
  Sales and marketing...........................................................       9,907     12,726       11,564
  Research and development, net (note 13).......................................      12,137     17,402       15,146
  Administration................................................................       5,915     10,460        4,708
  Restructuring and other charges (note 3)......................................          --         --       12,869
  Amortization..................................................................       1,754      2,084        2,331
                                                                                    --------   --------     --------
                                                                                      29,713     42,672       46,618
                                                                                    --------   --------     --------
Loss from operations............................................................      (4,979)   (27,359)     (38,620)
Other income....................................................................       3,974      2,317          170
                                                                                    --------   --------     --------
Loss before income taxes........................................................      (1,005)   (25,042)     (38,450)
Income tax expense (recovery) (note 12).........................................       1,060       (273)       3,463
                                                                                    --------   --------     --------
Net loss........................................................................      (2,065)   (24,769)     (41,913)
Deficit, beginning of year......................................................      (3,839)    (5,904)     (30,673)
                                                                                    --------   --------     --------
Deficit, end of year............................................................    $ (5,904)  $(30,673)    $(72,586)
                                                                                    ========   =========    ========

Loss per share (note 14):
  Basic.........................................................................    $  (0.13)   $  (1.54)    $  (2.57)
  Diluted.......................................................................    $  (0.13)   $  (1.54)    $  (2.57)
                                                                                    =========   =========    =========




See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)

                                                                                                    DECEMBER 31,
                                                                                              -------------------
                                                                                                 2001        2002
                                                                                                 ----        ----
ASSETS
Current assets:
  Cash and cash equivalents.................................................................  $  12,085   $   34,841
  Short-term investments....................................................................     31,879          --
  Accounts receivable, net of allowance for doubtful
     accounts of $3,068 (2001-- $5,169).....................................................     10,504       13,865
  Inventories (note 5)......................................................................     25,591        6,673
  Future income taxes (note 12).............................................................        224          --
  Prepaid expenses..........................................................................      1,180          864
                                                                                              ---------   ----------
                                                                                                 81,463       56,243
Capital assets (note 6).....................................................................     14,694        7,198
Future income taxes (note 12)...............................................................      4,030          500
Intangible assets (note 7)..................................................................     10,304        6,907
Other.......................................................................................        483          241
                                                                                              ---------   ----------
                                                                                              $ 110,974   $   71,089
                                                                                              =========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................................  $   4,356   $    3,017
  Accrued liabilities.......................................................................     12,555       12,431
  Deferred revenue and credits..............................................................      1,050          297
  Current portion of long-term liabilities..................................................        341        2,803
  Current portion of obligations under capital lease........................................        947          831
                                                                                              ---------   ----------
                                                                                                 19,249       19,379
Long-term liabilities (note 8)..............................................................        671        2,896
Obligations under capital lease (note 9)....................................................        761           60
Shareholders' equity:
  Share capital (note 10)
     Authorized
       Unlimited number of common and preference shares with no par value
       Common shares, 16,345,396 (2001 - 16,185,770) issued and outstanding ................    121,450      121,824
  Deficit...................................................................................    (30,673)     (72,586)
  Cumulative translation adjustments........................................................       (484)        (484)
                                                                                              ---------   ----------
                                                                                                 90,293       48,754
                                                                                              ---------   ----------
                                                                                              $ 110,974   $   71,089
                                                                                              =========   ==========

Commitments and contingencies (note 15)

See accompanying notes to consolidated financial statements.


        /s/  David B. Sutcliffe                         /s/  S. Jane Rowe

        DAVID B. SUTCLIFFE                              S. JANE ROWE
        Director                                        Director

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)


                                                                                    YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                2000         2001         2002
                                                                             ---------    ---------    -----------
Cash flows from operating activities:
  Net loss................................................................... $  (2,065)   $ (24,769)   $ (41,913)
  Adjustments to reconcile net loss to net
     cash provided by operating activities
     Amortization............................................................     3,318        7,161        7,038
     Non-cash restructuring and other charges................................        --           --       28,593
     Loss on disposal........................................................        --           --          597
     Future income taxes.....................................................       145          (15)       3,754
     Accrued warrants........................................................        --          671          481
  Changes in operating assets and liabilities
     Accounts receivable.....................................................   (17,646)      12,084       (3,361)
     Inventories.............................................................    (5,644)     (13,031)       2,517
     Prepaid expenses........................................................      (943)          59          159
     Accounts payable........................................................     7,237       (6,945)      (1,339)
     Accrued liabilities.....................................................     7,069        3,420         (463)
     Deferred revenue and credits............................................       559          300         (753)
                                                                              ---------    ---------    ----------
  Net cash used in operating activities......................................    (7,970)     (21,065)      (4,690)

Cash flows from investing activities:
  Business acquisitions (note 4).............................................    (7,250)          --           --
  Proceeds on disposal.......................................................        --           --          338
  Purchase of capital assets.................................................    (6,692)     (10,523)      (2,219)
  Increase in intangible assets..............................................    (3,118)      (3,328)      (1,431)
  Increase in other assets...................................................      (340)        (143)          --
  Purchase of short-term investments.........................................  (212,438)     (69,411)     (14,662)
  Proceeds on maturity of short-term investments.............................   140,294      109,676       46,541
                                                                              ---------    ---------    ---------
  Net cash provided by (used in) investing activities........................   (89,544)      26,271       28,567

Cash flows from financing activities:
  Issue of common shares.....................................................    66,557          499          374
  Increase in long-term liabilities..........................................        --          255           --
  Repayment of long-term liabilities.........................................      (744)        (766)      (1,495)
                                                                              ----------   ----------   ----------
  Net cash provided by (used in) financing activities........................    65,813          (12)      (1,121)
                                                                             ----------   -----------  -----------

Net increase (decrease) in cash and cash equivalents.........................   (31,701)       5,194       22,756
Cash and cash equivalents, beginning of year.................................    38,592        6,891       12,085
                                                                              ---------    ---------    ---------
Cash and cash equivalents, end of year....................................... $   6,891    $  12,085    $  34,841
                                                                              =========    =========    =========

See supplementary information (note 16)


See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 2000, 2001 and 2002
   (Expressed in thousands of United States dollars, except per share amounts and number of shares)
                   (Prepared in accordance with Canadian GAAP)


1.   NATURE OF OPERATIONS

We were incorporated under the Canada Business Corporations Act on May 31, 1993. Our principal business activities include developing, manufacturing, marketing, selling and supporting a broad range of single and multi-mode wireless data modems and enabling software for use with handheld computing devices, notebook computers and vehicle-based or monitoring applications.

2.   SIGNIFICANT ACCOUNTING POLICIES

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in Canada.

(a)  PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless SRL, Sierra Wireless (UK) Limited and Sierra Wireless ULC from their respective dates of formation. We have eliminated all significant intercompany balances and transactions.

(b)  USE OF ESTIMATES

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital assets, future income taxes and intangible assets, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)  CASH EQUIVALENTS

Cash equivalents include short-term deposits, which are all highly liquid marketable securities having a term to maturity of three months or less when acquired. We value our short-term deposits at cost.

(d)  SHORT-TERM INVESTMENTS

Short-term investments are carried at the lower of cost and quoted market value.

(e)  INVENTORIES

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)  RESEARCH AND DEVELOPMENT

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred in the current period as the criteria for deferral were not met.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)  CAPITAL ASSETS

We initially record capital assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

             Furniture and fixtures...................................................................     5 years
             Research and development equipment.......................................................     3 years
             Tooling..................................................................................     3 years
             Software.................................................................................     3-5 years
             Office equipment.........................................................................     5 years

We amortize leasehold improvements on a straight-line basis over the lesser of their useful lives or lease terms.

(h)  INTANGIBLE ASSETS

PATENTS
Consideration paid for the patents is amortized on a straight-line basis over three to five years commencing with the date the patents are granted.

LICENSE FEES
Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

INTELLECTUAL PROPERTY
Consideration paid for intellectual property is amortized on a straight-line basis over three years. Consideration paid for in-process research and development is amortized on a straight-line basis over the economic life of the asset.

(i)  INCOME TAXES

We follow the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net future tax asset or liability are generally included in earnings. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

(j)   STOCK-BASED COMPENSATION

Effective January 1, 2002, we adopted the Canadian Institute of Chartered Accountants' ("CICA") new Handbook Section ("HB") 3870, "Stock-based Compensation and Other Stock-based Payments". Under HB 3870, which is effective for stock-based compensation issued on or after January 1, 2002 and is applied prospectively, we are not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. We have granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under the intrinsic value method. Consideration paid by employees on exercise of stock options is recorded as share capital. Had compensation cost for our employee stock option plan been determined by the fair value method, our net loss and loss per share would have been as follows:

                                                                                          YEARS ENDED DECEMBER 31,
                                                                                     --------------------------------
                                                                                       2000        2001         2002
                                                                                     --------    --------     -------
Net loss:
  As reported........................................................................$(2,065)    $(24,769)   $  (41,913)
  Less:  Total stock-based employee compensation expense
       determined under fair value based method for all awards....................... (5,575)     (10,426)       (7,817)
                                                                                       -------  -----------  -----------
  Pro forma..........................................................................$(7,640)    $(35,195)   $  (49,730)
                                                                                      ========  ===========  ===========

Basic and diluted loss per share:
  As reported........................................................................$ (0.13)    $  (1.54)   $   (2.57)
  Pro-forma..........................................................................  (0.50)       (2.18)       (3.05)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:


                                                                                            YEARS ENDED DECEMBER 31,
                                                                                         -----------------------------
                                                                                            2000       2001       2002
                                                                                         ---------  ---------  -------
Expected dividend yield.............................................................            0          0          0
Expected stock price volatility.....................................................          106%       107%       107%
Risk-free interest rate.............................................................         5.67%      4.88%      4.48%
Expected life of options............................................................       4 years    4 years    4 years

The fair value of stock options granted during the year was $4.58 (2001 - $15.04, 2000 - $38.85).

(k) REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(l)  WARRANTY COSTS

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(m)  MARKET DEVELOPMENT COSTS

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Co-op advertising costs are recorded as a component of sales and marketing expense.

(n)  SHARE ISSUE COSTS

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(o)  IMPAIRMENT OF LONG-LIVED ASSETS

We monitor the recoverability of long-lived assets, which includes capital assets and intangible assets, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to undiscounted estimated future net cash flows from the asset.

(p)  EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Under these recommendations, diluted earnings per share under Canadian GAAP is calculated using the treasury share method which is consistent with the calculation under United States GAAP for diluted earnings (loss) per share.

 (q)  INVESTMENT TAX CREDITS

Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.

(r)  COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(s)  RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the CICA issued HB 3063, "Impairment or Disposal of Long-Lived Assets" and revised HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations". Together, these two Handbook Sections supersede the writedown and disposal provisions of HB 3061, "Property, Plant and Equipment" as well as HB 3475, "Discontinued Operations". HB 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

HB 3475 provides a single accounting model for long-lived assets to be disposed of by sale. HB 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. HB 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on such operations.

The new standards contained in HB 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003, however early application is permitted. The revised standards in HB 3475 are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003, however early application is permitted. As the guidance in HB 3063 and revised HB 3475 is consistent with United States GAAP for fiscal 2003, we will adopt this new guidance effective January 1, 2003. On adoption of these accounting pronouncements, there will be no impact on our historically presented financial results.

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") and in November 2002, the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004, we will be required to re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. Currently, we do not have any hedging relationships in place and do not expect that the adoption of this accounting guideline will impact our financial results.

3.  RESTRUCTURING AND OTHER CHARGES

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. This restructuring program included a writedown of inventory, capital and intangible asset impairment charges, workforce reductions, charges related to facilities and other assets, and an increase in our future tax asset valuation allowance. We have substantially completed implementation of our restructuring program at December 31, 2002.

During 2002, we recorded restructuring and other charges of $37,707, a net increase of $1,576 from our original estimate. The details of the restructuring and other charges at June 30, 2002 and changes from that date follow.

During the second quarter of 2002, we recorded restructuring and other charges of $36,131 as follows:

Inventory writedown                                                                                  $16,705
Capital assets writedown                                                                               4,824
Intangible assets writedown                                                                            3,064
Facilities restructuring                                                                               4,696
Future tax asset reduction                                                                             3,754
Workforce reduction                                                                                    1,616
Other                                                                                                  1,472
                                                                                                     -------
Total restructuring and other charges                                                                $36,131

Applied:
     Inventory writedown, included in cost of sales                                                 (16,705)
     Portion of capital assets writedown, included in cost of sales                                  (1,784)
     Portion of workforce reduction and other, included in cost of sales                               (517)
     Future tax asset and other, included in tax expense                                             (4,032)
                                                                                                     -------
Restructuring and other charges                                                                      $13,093
                                                                                                     =======

The total restructuring and other charges for 2002, including the net reversal indicated below of $224, was $12,869. The following table summarizes the activity related to the provision for restructuring and other charges for fiscal 2002, the components of the net charge since the second quarter, and the balance of the provision at December 31, 2002.


                                                                           Revisions to Provision
                                                                          -------------------------
                                   June 30,                                                            Net         Dec. 31,
                                     2002       Net Cash      Non-Cash    Additional                 Charge/        2002
                                    Charge      Payments      Charges       Charges     Reduction   (Reversal)    Provision
                                  ---------     --------      -------       -------     ---------   ---------   -----------
Restructuring charges:
  Facilities
     restructuring (note 8)            $4,696       $(471)      $   --        $346          $(24)         $322      $4,547
  Workforce reduction                   1,512      (1,282)          --          --          (176)         (176)         54
  Other                                   781        (259)        (404)         46            --            46         164
                                      -------      -------      -------      -----        -------       ------     -------
                                        6,989      (2,012)        (404)        392          (200)          192      $4,765
                                                                                                                   =======

Asset writedowns:
  Capital assets writedown              3,040                     3,040         --          (416)         (416)
  Intangible assets writedown           3,064                     3,064         --            --            --
                                      -------                   -------      -----        -------       ------
                                        6,104                     6,104         --          (416)         (416)
                                      -------                                -----        -------       ------

Total restructuring and
   other charges                      $13,093                                $ 392         $(616)        $(224)
                                      =======                                =====         ======        ======

The excess inventory charge is related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1,862 which was a result of faster than expected decline in sales of CDPD products.

Capital assets impairment charges consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The capital assets were written down to the current fair value for this type of equipment. The net reversal of $416 to the second quarter impairment charge related primarily to adjusting our estimate of equipment to be disposed of.

Intangible assets impairment charges consisted of writedowns primarily for research and development licenses. The research and development licenses, which are no longer required, have been written down to nil.

Our future tax asset valuation allowance has been increased to record the reduction in the portion of our future tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1,616, of which $104 was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. Actual severance costs were lower than the original estimates therefore the excess provision of $176 was reversed subsequent to the second quarter. We expect the remaining provision to be substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements. We have recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. During the second half of 2002, we made very little progress on our facilities restructuring and have estimated that an additional $346 is required. The facilities restructuring provision will be paid in Canadian dollars.

Other charges include provisions for purchase commitments, writedown of investments, and professional fees in connection with the restructuring activities. The additional charges of $46 relate to revised estimates of professional fees. The remaining provision is expected to be substantially drawn down by March 31, 2003.

4.  ACQUISITIONS

On June 22, 2000, we acquired the Code Division Multiple Access (CDMA) module business, including the module inventory, manufacturing and customer commitments, from Qualcomm Incorporated ("QUALCOMM"). In addition, we signed a supply agreement for CDMA modules and extended our existing license agreement with QUALCOMM. The purchase price of $9,500 was settled by cash payment of $7,250 and a payable of $2,250, which was paid during 2001. The acquisition was accounted for by the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. Our interest in the net assets acquired at fair values are as follows:


          License fees............................................................................  $4,500
          Inventory...............................................................................   3,813
          In-process research and development.....................................................   1,000
          Goodwill................................................................................     277
                                                                                                    ------
                                                                                                     9,590
          Warranty reserve........................................................................     (90)
                                                                                                    ------
                                                                                                    $9,500
                                                                                                    ======

If the acquisition of QUALCOMM's CDMA module business had occurred as of January 1, 2000, the pro forma results of operations would not be significantly different than that reported.

5.   INVENTORIES

                                                                                                     2001      2002
                                                                                                   -------   --------
Electronic components...........................................................................   $12,754   $  1,430
Finished goods..................................................................................    12,837      5,243
                                                                                                   -------   --------
                                                                                                   $25,591   $  6,673
                                                                                                   =======   ========

6.       CAPITAL ASSETS

                                                                                                 2002
                                                                                  ------------------------------------
                                                                                             ACCUMULATED      NET BOOK
                                                                                  COST     AMORTIZATION AND     VALUE
                                                                                              WRITEDOWN
                                                                                  ----     ----------------   --------
Furniture and fixtures.......................................................   $   2,262    $         995   $   1,267
Research and development equipment...........................................       7,791            5,672       2,119
Tooling......................................................................       6,453            4,952       1,501
Software.....................................................................       4,406            2,694       1,712
Leasehold improvements.......................................................       1,738            1,257         481
Office equipment.............................................................         337              219         118
                                                                                ---------    -------------   ---------
                                                                                $  22,987    $      15,789   $   7,198
                                                                                =========    =============   =========

                                                                                                 2001
                                                                                    ---------------------------------
                                                                                             ACCUMULATED     NET BOOK
                                                                                    COST     AMORTIZATION      VALUE
                                                                                    ----     ------------    --------
Furniture and fixtures.......................................................   $   2,062     $      438     $  1,624
Research and development equipment...........................................       9,665          4,255        5,410
Tooling......................................................................       5,639          1,903        3,736
Software.....................................................................       3,173            514        2,659
Leasehold improvements.......................................................       1,608            520        1,088
Office equipment.............................................................         322            145          177
                                                                                ---------     ----------    ---------
                                                                                $  22,469     $    7,775     $ 14,694
                                                                                =========     ==========    =========

As at December 31, 2002, assets under a capital lease with a cost of $1,764 (2001 -- $1,584) and accumulated amortization of $781 (2001 -- $204) are included in capital assets.

7.   INTANGIBLE ASSETS

                                                                                                    2002
                                                                                     ------------------------------------
                                                                                                 ACCUMULATED     NET BOOK
                                                                                     COST       AMORTIZATION       VALUE
                                                                                                AND WRITEDOWN
                                                                                     ----      ----------------   -------

Patents.......................................................................  $    1,846        $      414      $   1,432
License fees..................................................................      12,978             7,503          5,475
Intellectual property.........................................................       1,434             1,434             --
                                                                                ----------       -----------      ---------
                                                                                $   16,258        $    9,351      $   6,907
                                                                                ==========       ===========      =========

                                                                                                 2001
                                                                                  --------------------------------------
                                                                                              ACCUMULATED       NET BOOK
                                                                                  COST        AMORTIZATION        VALUE
                                                                                  ----        ------------      --------
Patents......................................................................   $    888      $       104       $    784
License fees.................................................................     12,505            3,235          9,270
Intellectual property........................................................      1,434            1,184            250
                                                                                --------      -----------       --------
                                                                                $ 14,827      $     4,523       $ 10,304
                                                                                ========      ===========       ========

The estimated aggregate amortization expense for each of 2003, 2004, 2005, 2006 and 2007 is expected to be $2,302, $2,302, $2,302, nil and nil, respectively.

8.   LONG-TERM LIABILITIES

                                                                                   2001     2002
                                                                                  ------   ------
Facilities (note 3)...........................................................   $    --   $ 4,547
TPC warrants (note 15(b)).....................................................       671     1,152
Other.........................................................................       341        --
                                                                                 -------   --------
                                                                                   1,012     5,699
Less current portion..........................................................       341     2,803
                                                                                 --------  --------
                                                                                 $   671   $ 2,896
                                                                                 ========  ========

9.   OBLIGATIONS UNDER CAPITAL LEASE

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates to 2004. As at December 31, 2002 our future minimum lease payments under capital leases were as follows:

                                                                                 CDN.$    U.S.$
                                                                                ------   -------
2003.........................................................................   $1,405   $   889
2004.........................................................................       85        54
                                                                                ------   -------
                                                                                 1,490       943
Less amount representing interest at approximately 8.4%......................       82        52
                                                                                ------   -------
                                                                                 1,408       891
Less current portion.........................................................    1,313       831
                                                                                ------   -------
                                                                                $   95   $    60
                                                                                ======   =======

Interest expense on capital lease obligations for the year ended December 31, 2002 is $149 (2001 -- $51).

10.   SHARE CAPITAL

FOLLOW-ON OFFERING

On May 10, 2000, we completed a new issue and secondary public offering of 2,221,139 common shares in the United States and Canada at a price of $48.63 (Cdn. $72.75) per common share. In addition, our shares were co-listed for trading on The NASDAQ National Market under the trading symbol "SWIR". Of the 2,221,139 common shares, 1,461,106 common shares were offered by the Company and 760,033 common shares were offered by certain shareholders of the Company.

The following details the changes in issued and outstanding common shares for the three years ended December 31, 2002:


                                                                                NUMBER
                                                                               OF SHARES      AMOUNT
                                                                               ----------   ---------
Outstanding, December 31, 1999...............................................  14,216,395   $  52,016
Issued for cash..............................................................   1,461,106      65,634
Warrants exercised...........................................................      55,555         259
Stock option exercises.......................................................     324,137         664
Returned to treasury.........................................................     (47,618)         --
Tax benefit of share issue costs.............................................          --       2,378
                                                                               ----------   ---------
Outstanding, December 31, 2000...............................................  16,009,575     120,951
Stock option exercises.......................................................     176,195         499
                                                                               ----------   ---------
Outstanding, December 31, 2001...............................................  16,185,770     121,450
Stock option exercises.......................................................     159,626         374
                                                                               ----------   ---------
Outstanding, December 31, 2002...............................................  16,345,396   $ 121,824
                                                                               ==========   =========

STOCK OPTION PLAN

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors. The plan provides for the granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five year or a ten year term. Since February 1999, options have been granted with a five year term. We have reserved 3,882,233 options for issuance under our employee stock option plan. Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 1999 is presented below:

                                                                           NUMBER OF            WEIGHTED AVERAGE
                                                                            SHARES               EXERCISE PRICE
                                                                           ----------          ------------------
                                                                                               CDN.$         U.S.$
Outstanding, December 31, 1999............................................  1,583,240         $   8.44      $   5.84
Granted...................................................................    918,642            78.52         52.35
Exercised.................................................................   (318,055)            3.10          2.07
Forfeited.................................................................    (62,693)           24.62         16.41
                                                                            ---------
Outstanding, December 31, 2000............................................  2,121,134            39.10         26.07
Granted...................................................................    594,628            32.37         20.27
Exercised.................................................................   (175,571)            4.30          2.69
Forfeited.................................................................    (96,742)           48.99         30.68
                                                                            ---------
Outstanding, December 31, 2001............................................  2,443,449            39.57         24.78
Granted...................................................................    732,250             9.79          6.20
Exercised.................................................................   (159,626)            3.73          2.36
Forfeited.................................................................   (465,509)           50.22         31.78
                                                                            ---------
Outstanding, December 31, 2002............................................  2,550,564            19.83         12.55
                                                                            =========


                                                                                               EXERCISABLE,
DECEMBER 31,                                                                                   END OF YEAR
-----------                                                                                    ------------
2000......................................................................................         543,657
2001......................................................................................       1,035,002
2002......................................................................................       1,378,101

The following table summarizes the stock options outstanding at December 31, 2002:

                                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                              -----------------------------------------------  --------------------------------
                                                             WEIGHTED
                                                              AVERAGE              WEIGHTED                         WEIGHTED
              RANGE OF                         NUMBER        REMAINING              AVERAGE      NUMBER              AVERAGE
           EXERCISE PRICES                    OF SHARES  CONTRACTUAL LIFE       EXERCISE PRICE EXERCISABLE       EXERCISE PRICE
-------------------------------------         ---------  ----------------      --------------- -----------      ---------------
                                                             IN YEARS          CDN.$    U.S.$                   CDN.$    U.S.$
$0.57 - $0.95 (Cdn.$0.90 - Cdn.$1.50)........    114,239        4.6           $  1.11  $  0.70     114,239      $  1.11  $  0.70
$0.96 - $3.56 (Cdn.$1.51 - Cdn.$5.63)........    787,701        5.0              3.89     2.46     291,393         4.50     2.85
$3.57 - $11.58 (Cdn.$5.64 - Cdn.$18.30)......    390,377        2.1             15.11     9.56     287,380        15.03     9.51
$11.59 - $39.08 (Cdn.$18.31 - Cdn.$61.75)....    748,310        3.2             37.61    23.80     361,112        44.96    28.46
$39.09 - $60.51 (Cdn.$61.76 - Cdn.$95.60)....    402,395        2.6             70.28    44.48     255,175        70.81    44.82
$60.52 - $134.18 (Cdn.$95.61 - Cdn.$212.00)..    107,542        2.4            133.92    84.76      68,802       136.33    86.28
                                               ---------                                         ---------
                                               2,550,564        3.5             19.83    12.55   1,378,101        35.88    22.71
                                               =========                                         =========

The options outstanding at December 31, 2002 expire between March 29, 2004 and January 29, 2009.

11.   FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

CONCENTRATIONS OF BUSINESS RISK

We maintain substantially all of our cash and cash equivalents and short-term investments with major financial institutions or government instruments. Corporate paper is uninsured. Deposits we hold with banks may exceed the amount of insurance provided on such deposits.

We outsource our manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

We have a customer concentration risk as a few customers represent a significant portion of our revenue for the year and also our future revenue, see note 17.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customers' financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital lease that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

LINE OF CREDIT

During 2002, we expanded our operating line of credit from $949 (Cdn.$1,500) to $10,000, which bears interest at prime plus 1.25% per annum. This line of credit is secured by a general security agreement providing a first charge against all assets. The balance at December 31, 2002, was nil (2001 -- nil).

12.   INCOME TAXES

The composition of our future tax assets at December 31 is as follows:

                                                                                                    2001        2002
                                                                                                 ---------   ---------
Future tax assets
  Capital assets...............................................................................  $  (1,235)  $ (1,837)
  Loss carryforwards...........................................................................        775      3,002
  Scientific research and development expenses.................................................      3,724      7,521
  Share issue costs............................................................................      1,465        897
  Reserves and other...........................................................................      1,792      5,218
                                                                                                 ---------   --------
Total gross future tax assets..................................................................      6,521     14,801
Less valuation allowance.......................................................................      2,267     14,301
                                                                                                 ---------   --------
Net future tax assets..........................................................................  $   4,254   $    500
                                                                                                 =========   ========

We believe that realization of our net future tax assets is more likely than not. In assessing the realizability of our future tax assets, we considered whether it is more likely than not that some portion or all of our future tax assets will not be realized. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

The scientific research and development expenses are available to be carried forward indefinitely and deducted against future taxable income otherwise calculated. We also have investment tax credits of approximately $10,700 available to offset future Canadian federal income taxes payable. The investment tax credits expire commencing in 2004 and to 2012.

EFFECTIVE TAX RATE

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

                                                                                         2000       2001        2002
                                                                                         ----       ----        ----
Combined Canadian federal and provincial income taxes at
  expected rate of 39.6% (2001 - 44.6%, 2000 - 45.6%)................................   $ (458)   $(11,169)  $(15,226)
Permanent and other differences......................................................    1,354       1,076      1,381
Unrecognized tax assets..............................................................   (1,468)      2,267      8,826
Change in enacted tax rates..........................................................        -         712          -
Loss subject to tax at rates lower than statutory rate...............................    1,632       6,841      4,728
Write-down of future tax asset.......................................................        -           -      3,754
                                                                                        -------  ---------   --------
                                                                                        $ 1,060  $    (273)  $  3,463
                                                                                        =======  ==========  =========

Our provisions for income taxes consist of the following:

                                                                                    2000       2001     2002
                                                                                    ----     --------  ------
Current
  Canadian....................................................................  $    124   $    95   $    94
  Foreign.....................................................................       791      (353)     (385)
                                                                                --------   --------  --------
Total current.................................................................       915      (258)     (291)
Future
  Canadian....................................................................       264       (15)    3,754
  Foreign.....................................................................      (119)       --        --
                                                                                --------   --------  -------
Total future..................................................................       145       (15)    3,754
                                                                                --------   --------  -------
Income tax expense (recovery).................................................  $  1,060   $  (273)  $ 3,463
                                                                                ========   ========  =======

13.   RESEARCH AND DEVELOPMENT, NET

                                                                                  2000       2001     2002
                                                                                 -------    -------  ------
Research and development......................................................  $ 12,840   $19,929  $ 17,045
Less government research and development funding and investment tax credits...       703     2,527     1,899
                                                                                --------   -------  --------
                                                                                $ 12,137   $17,402  $ 15,146
                                                                                ========   =======  ========

14.   LOSS PER SHARE

The weighted-average number of shares outstanding we used in the computation of loss per share were as follows:

                                                                                 2000      2001     2002
                                                                                ------    ------   -----
Weighted-average shares used in computation of loss per share.................  15,318    16,129   16,304
                                                                                ======    ======   ======

All stock options outstanding are anti-dilutive for all periods presented.

15.   COMMITMENTS AND CONTINGENCIES

(a)  OPERATING LEASES

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2002 as follows:

                                                                                CDN.$       U.S.$
                                                                                ------     ------
2003............................................................................   2,654       1,680
2004............................................................................   2,482       1,571
2005............................................................................   2,454       1,553
2006............................................................................   2,512       1,590
2007............................................................................   2,586       1,637
Thereafter......................................................................   9,325       5,902
                                                                                --------    --------
                                                                                $ 22,013    $ 13,933
                                                                                ========    ========

(b)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

    (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

    (iv) Under certain research and development funding agreements, we are contingently liable to repay up to $3,153. As at December 31, 2002, $304 has been paid to date against sales amounting to $7,709, that are subject to royalties.

    (v) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we are eligible to receive conditionally repayable research and development funding amounting to Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the year, we have claimed $2,265 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC may receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

(c)  LEGAL PROCEEDINGS

    (iv) In July 2001, we learned that Metricom, Inc. ("Metricom"), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13,745. Metricom objected to that claim asserting that all but $2,254 should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims. We will receive a settlement of $1.8 million that has been included in the determination of our net loss for 2002.

    (v) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We have assessed the complaint and have determined that there has been no infringement of the patents referred to in this claim and that the claim is invalid. We have filed our response to the complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action.

    (vi) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

16.   SUPPLEMENTARY INFORMATION

                                                                                            2000       2001      2002
                                                                                           ------     ------    ------
  (a)  CASH FLOW INFORMATION:
Cash received
   Interest............................................................................  $   3,331  $  2,782  $    912
   Income taxes........................................................................         --        --       905
Cash paid for
   Interest............................................................................        128        48       323
   Income taxes........................................................................         39       958        57
Non-cash financing activities
   Purchase of capital assets funded by obligations under
      capital lease....................................................................        419     1,759       328

  (b)  ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Opening balance........................................................................ $      108  $  1,320  $  5,169
Bad debt expense.......................................................................      1,254     4,040       623
Write offs and settlements.............................................................        (42)     (191)   (2,724)
                                                                                        ----------  --------  --------
Closing balance........................................................................ $    1,320  $  5,169  $  3,068
                                                                                        ==========  ========  ========
  (c)  OTHER:

Rent expense..........................................................................  $      711  $  1,334  $  1,599
Foreign exchange gain.................................................................         177       187        77

17.   SEGMENTED INFORMATION

We operate in the wireless data modem technology industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

                                                                                   2000       2001      2002
                                                                                   ----       ----      ----
MP modems.....................................................................  $   9,815  $   8,039  $  7,781
AirCard modems................................................................     25,271     38,627    44,616
OEM modems....................................................................     16,227      9,319    19,025
Other.........................................................................      2,163      3,718     1,984
Research and development funding..............................................        325      2,645     3,724
                                                                                ---------  ---------  --------
                                                                                $  53,801  $  62,348  $ 77,130
                                                                                =========  =========  ========

85% (2001 - 75%) of our capital assets are in Canada. Product sales in North America were 87% (2001-- 97%; 2000-- 82%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant resellers are as follows:

                                                                        2000               2001             2002
                                                                   --------------    --------------   --------------
Reseller A......................................................     less than 10%     less than 10%   $     17,808
Reseller B......................................................     less than 10%     less than 10%   $     15,605
Reseller C......................................................     $      6,230      $      8,228    less than 10%
Reseller D......................................................     less than 10%     $      6,098    less than 10%
Reseller E......................................................     $      8,750      less than 10%   less than 10%

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Sierra Wireless, Inc.


                                        By: /s/  David B. Sutcliffe
                                            ------------------------------------
                                            David B. Sutcliffe
                                            Chairman and Chief Executive Officer


Date: April 4, 2003